OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
OF
SUPERIOR WELL SERVICES, INC.
BY
DIAMOND ACQUISITION CORP.
A WHOLLY OWNED SUBSIDIARY
OF
NABORS INDUSTRIES LTD.
AT $22.12 PER SHARE NET TO SELLERS

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF WEDNESDAY, SEPTEMBER 8, 2010, UNLESS THE OFFER IS EXTENDED.

Nabors Industries Ltd. (“Nabors”), through its wholly owned and newly formed subsidiary, Diamond Acquisition Corp. (“Offeror”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Superior Well Services, Inc. (“Superior”) at a price per share of $22.12 upon the terms and subject to the conditions set forth in this Offer to Purchase, dated August 11, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 6, 2010, by and among Nabors, Offeror and Superior (the “Merger Agreement”). The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that, when added to Shares owned by Nabors or Offeror, represents a majority of the Shares outstanding on a fully diluted basis. See Section 14 — “Conditions of the Offer”. After the completion of the Offer and the satisfaction or waiver of certain conditions, Offeror will merge with and into Superior (the “Merger”), with Superior surviving the Merger as a wholly owned subsidiary of Nabors.

Superior’s board of directors, at a meeting duly called and held, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable to, and in the best interests of, Superior and its stockholders, (ii) approved the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the Delaware General Corporation Law, and (iii) resolved to recommend that stockholders of Superior accept the Offer and tender their Shares to Offeror in the Offer and, if required by applicable law, vote to adopt the Merger Agreement and approve the Merger and the other transactions contemplated by the Merger Agreement.

IMPORTANT

Any Superior stockholder wishing to tender Shares in the Offer must, prior to the expiration of the Offer, either (i) complete and sign the Letter of Transmittal (or a facsimile) in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and all other required documents to Computershare Trust Company, N.A. (the ‘‘Depositary”) together with certificates representing Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (ii) request the Superior stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the tender of Shares to Offeror. A Superior stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that person if the Superior stockholder wishes to tender those Shares.

Any Superior stockholder that wishes to tender Shares and cannot deliver certificates representing those Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined below), or that cannot comply with the procedures for book-entry transfer on a timely basis, may tender the Shares pursuant to the guaranteed delivery procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”. Questions and requests for assistance may be directed to Georgeson Inc., the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other related materials may be obtained from the Information Agent. The Superior stockholders also may contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents. THIS OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER. YOU ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES. SEE SECTION 6 — “PRICE RANGE OF THE SHARES; DIVIDENDS”.

The Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, New York 10038
Banks and Brokers Call: (212) 440-9800
All Other Toll Free: (866) 647-8869
Email: nabors@georgeson.com

August 11, 2010

SUMMARY TERM SHEET

This summary term sheet highlights the material provisions of this Offer to Purchase and may not contain all the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and you should carefully read the terms, descriptions and explanations contained in this Offer to Purchase and in the related Letter of Transmittal.

Securities Sought:	All outstanding shares of common stock, par value $0.01 per share (“Shares”), of Superior (“Superior”).
Price Offered Per Share:	$22.12 per Share, net to sellers in cash (such amount per Share paid pursuant to the Offer, the “Offer Price”).
Scheduled Expiration Time:	12:00 midnight, New York City time, at the end of Wednesday, September 8, 2010.
Purchaser:	Diamond Acquisition Corp. (“Offeror”), a wholly owned subsidiary of Nabors (“Nabors”).
Minimum Condition:	A number of Shares, that when added to Shares owned by Nabors or Offeror, represent at least a majority of the Shares outstanding on a fully diluted basis (the “Minimum Condition”).
Superior’s Board of Directors’ Recommendation:	Superior’s board of directors unanimously recommends the Superior stockholders accept the Offer and tender their Shares in the Offer (the “Board Recommendation”).

Other Information

•	The Offer is the first step in Nabors’ plan to acquire all outstanding Shares, as provided in the Agreement and Plan of Merger, dated as of August 6, 2010, by and among Nabors, Offeror and Superior (the “Merger Agreement”). As of August 4, 2010, there were 33,810,204 Shares of Superior outstanding on a fully diluted basis. If the Offer is successful, Nabors, through its wholly owned subsidiary, will acquire any remaining Shares in a merger of Offeror with and into Superior (the “Merger”), pursuant to which each remaining outstanding Share shall automatically be converted into the right to receive the Offer Price in cash. Superior stockholders will have appraisal rights in the Merger, but not in the Offer.

•	The initial offering period of the Offer will expire at 12:00 midnight, New York City time, at the end of Wednesday, September 8, 2010 (or the latest time and date as the Offer may be extended, the “Expiration Date”) unless we extend the Offer. We expressly reserve the right to extend the Offer (1) from time to time for additional successive periods of time up to 20 business days per extension if, on any Expiration Date (as defined below), any of the conditions of the Offer (see Section 14 — “Conditions of the Offer”) will not have been satisfied or waived and (2) for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or the staff of the SEC applicable to the Offer. If all of the conditions of the Offer are satisfied but the number of Shares validly tendered and not withdrawn in the Offer, together with any Shares then owned by Nabors, is less than 90% of the outstanding shares of Superior common stock, we may, without the consent of Superior, commence one or more subsequent offering periods for up to 20 business days in the aggregate for the remaining outstanding Shares. In addition, Superior granted to Nabors and Offeror an irrevocable option to purchase, at a per share price equal to the price to be paid in the Offer, a number of Shares that, when added to the number of Shares owned by Nabors and Offeror immediately following consummation of the Offer, equals one Share more than 90% of the Shares then outstanding on a fully diluted basis.

•	If we extend the Offer, we will issue a press release giving the new Expiration Date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date of the Offer.

•	Concurrently with the execution of the Merger Agreement, certain stockholders of Superior, including David E. Wallace, Jacob B. Linaberger, Rhys R. Reese, David E. Snyder, Mark A. Snyder and certain other members of the Snyder family and related parties entered into a Tender and Voting Agreement (the “Tender Agreement”), with Nabors and Offeror, pursuant to which each such stockholder generally agreed to tender in the Offer all Shares owned, which Shares represent in the aggregate approximately 34% of the currently outstanding Shares.

Superior’s Board of Directors’ Recommendation

Superior’s board of directors recommends that the Superior stockholders accept the Offer and tender their Shares in the Offer. At a meeting held on August 5, 2010, Superior’s board of directors, among other things:

•	determined that the Offer, the Merger and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Superior and the Superior stockholders;

•	approved the form, terms and provisions of the Merger Agreement, the execution and delivery of the Merger Agreement, the performance by Superior of its obligations thereunder and the consummation by Superior of the Merger and the transactions contemplated thereby;

•	recommended that stockholders of Superior (1) accept the Offer and tender their Shares in the Offer (subject to the right of Superior’s board of directors to effect a change in such recommendation as provided in the Merger Agreement), and (2) vote in favor of adoption of the Merger Agreement and approval of the Merger and the transactions contemplated by the Merger Agreement (including the Offer and the Merger); and

•	approved the form, terms and provisions of any and all other agreements, instruments and documents necessary or desirable in connection with the consummation of the transactions contemplated by the Merger Agreement, including the Tender Agreement, the performance by Superior of its obligations thereunder and the consummation by Superior of the transactions contemplated thereby.

Conditions and Termination

We are not required to complete the Offer, unless:

•	the Minimum Condition is satisfied; and

•	expiration or termination of the waiting period (and any extension thereof) imposed by the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has occurred.

See Section 11 — “Purpose of the Offer; The Merger Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for Superior” and Section 14 — “Conditions of the Offer” in this Offer to Purchase for a description of other conditions to the Offer and Nabors’ and Superior’s respective rights to terminate the Merger Agreement.

Procedures for Tendering

If you wish to accept the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to the Depositary for the Offer or follow the procedures described in this Offer to Purchase and the enclosed Letter of Transmittal for book-entry transfer. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase.

•	If you are a record holder but your stock certificate is not available or you cannot deliver your stock certificate to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed notice of guaranteed delivery. Please call the Information Agent, Georgeson Inc., at (866) 647-8869 (Toll-Free) or (212) 440-9800 for assistance. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase for further details.

•	If you hold your Shares through a broker or bank, you should contact your broker or bank and give instructions that your Shares be tendered.

Withdrawal Rights

•	If, after tendering your Shares in the Offer, you decide that you do not want to accept the Offer, you can withdraw your Shares by so instructing the Depositary in writing before the Offer expires. If you tendered your Shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights” in this Offer to Purchase for further details.

Recent Superior Trading Prices

•	The closing price for Superior shares was $18.23 per share on August 6, 2010, the last trading day before we announced the Merger Agreement, and $22.12 per share on August 10, 2010, the last trading day before the date of this Offer to Purchase. You should obtain a current quote for the market price of the Superior shares.

Before Deciding Whether to Tender, You Should Obtain a Current Market Quotation for the Shares

•	If the Offer is successful, we expect the Shares to continue to be traded on the Nasdaq Global Select Market (“NASDAQ”) until the time of the Merger, although we expect trading volume to be significantly below its pre-Offer level. Please note that the time period between completion of the Offer and the Merger may be very short (i.e., less than one trading day).

Material U.S. Federal Income Tax Consequences

•	The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder that receives cash in exchange for Shares pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the Superior stockholder’s tax basis in the Shares sold or exchanged. See Section 5 — “Material U.S. Federal Income Tax Consequences” in this Offer to Purchase for further details, including material U.S. federal income tax consequences of the Offer or the Merger to non-U.S. holders. Superior stockholders should consult their tax advisors regarding the particular tax consequences of the Offer and the Merger to them, including the federal, state, local and non-U.S. tax consequences.

Further Information

•	If you have questions about the offer, you can call the Information Agent, Georgeson Inc., as follows:

The Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, New York 10038
Banks and Brokers Call: (212) 440-9800
All Other Toll Free: (866) 647-8869
Email: nabors@georgeson.com

FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions you, as a Superior stockholder, may have about the Offer. We urge you to carefully read the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to purchase my Shares?

Diamond Acquisition Corp., a Delaware corporation formed for the purpose of making this acquisition. We are a wholly owned subsidiary of Nabors. See the “Introduction” to this Offer to Purchase and Section 9 — “Information Concerning Nabors and Offeror” in this Offer to Purchase.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee or commission for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. Nabors will provide Offeror with sufficient funds to purchase all Shares validly tendered in the Offer and to provide funding for our acquisition of the remaining Shares in the Merger, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon any financing arrangements. Nabors will have through its affiliates sufficient funds and financial resources available to purchase all Shares validly tendered in the Offer. See Section 12 — “Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender my Superior shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	we will have through our affiliates sufficient funds and financial resources available to purchase all Shares validly tendered in the Offer;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we will acquire all remaining Shares in the Merger for the same cash price as the Offer Price.

See Section 12 — “Source and Amount of Funds” in this Offer to Purchase.

Will the Offer be followed by a merger?

Yes, unless the conditions to the Merger are not satisfied or waived. If we accept for payment and pay for at least a majority of the Shares outstanding on a fully diluted basis and the other conditions to the Merger are satisfied or waived, Offeror will merge with and into Superior. In the Merger, we will acquire all remaining Shares in the Merger for the same cash price as the Offer Price. If the Merger takes place, Nabors will own all of the Shares, and all the remaining Superior stockholders (other than the Superior dissenting stockholders that properly exercise appraisal rights) will receive the Offer Price. See Section 11(b) — “The Merger Agreement” and Section 14 — “Conditions of the Offer” in this Offer to Purchase for a description of the conditions to the Merger.

Who should I call if I have questions about the tender offer? Where do I get additional copies of the offer documents?

You may call Georgeson Inc. at (212) 440-9800 or toll-free at (866) 647-8869 and you may email Georgeson Inc. at nabors@georgeson.com. Georgeson Inc. is acting as the Information Agent.

To: All Holders of Shares of Common Stock of Superior:

INTRODUCTION

Diamond Acquisition Corp. (“Offeror”), a Delaware corporation and a wholly owned subsidiary of Nabors, a Delaware corporation (“Nabors”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Superior, a Delaware corporation (“Superior”), at a purchase price of $22.12 per Share, net to sellers in cash, (such amount per Share paid pursuant to the Offer, the “Offer Price”), on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 6, 2010 (the “Merger Agreement”), by and among Nabors, Offeror and Superior. The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that, when added to Shares owned by Nabors or Offeror, represents at least a majority of the Shares outstanding on a fully diluted basis (the ‘‘Minimum Condition”). See Section 14 — “Conditions of the Offer”. After the completion of the Offer and the satisfaction or waiver of certain conditions, Offeror will merge with and into Superior (the “Merger”).

The tendering Superior stockholders that are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Offeror pursuant to the Offer. Superior stockholders that hold their Shares through bankers or brokers should check with those institutions as to whether or not they charge any service fee. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares”. Nabors will pay all charges and expenses of Computershare Trust Company, N.A., as Depositary, Georgeson Inc., as Information Agent (“Information Agent”). See Section 16 — “Fees and Expenses”.

Superior’s board of directors has unanimously (i) determined that the Offer, the Merger and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Superior stockholders, (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (iii) recommended that the Superior stockholders accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote to adopt the Merger Agreement and approve the Merger and the other transactions contemplated by the Merger Agreement.

Offeror is not required to purchase any Shares unless the Minimum Condition is satisfied. The Offer also is subject to certain other terms and conditions. See Sections 1 — “Terms of the Offer”, 14 — “Conditions of the Offer” and 15 — “Legal Matters; Required Regulatory Approvals”.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Offeror will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” on or prior to the Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, at the end of September 8, 2010, unless Offeror determines to extend the period of time for which the initial offering period of the Offer is open, subject to the terms and conditions of the Merger Agreement, in which case “Expiration Date” will mean the time and date at which the initial offering period of the Offer, as so extended, will expire.

Offeror expressly reserves the right to extend the Offer (1) from time to time for additional successive periods of time up to 20 business days per extension if, on any Expiration Date (as defined below), any of the conditions of the Offer (see Section 14 — “Conditions of the Offer”) will not have been satisfied or waived and (2) for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or the staff of the SEC applicable to the Offer. If all of the conditions of the Offer are satisfied but the number of Shares validly tendered and not withdrawn in the Offer, together with any Shares then owned by Nabors, is less than 90% of the outstanding shares of Superior common stock, Offeror may, without the consent of Superior, commence one or more subsequent offering periods of up to 20 business days in the aggregate for the remaining outstanding Shares. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares”. In addition, Superior granted to Nabors and Offeror an irrevocable option to purchase, at a per share price equal to the price to be paid in the Offer, a number of

Shares that, when added to the number of Shares owned by Nabors and Offeror immediately following consummation of the Offer, equals one Share more than 90% of the Shares then outstanding on a fully diluted basis.

Following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Merger will occur, pursuant to which Offeror will merge with and into Superior, with Superior continuing as the surviving corporation (the “Surviving Corporation”) after the Merger. In the Merger, each outstanding Share that is not directly owned by Superior, Nabors or Offeror or any of their subsidiaries (other than Shares held by Superior stockholders that perfect their appraisal rights under the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive the Offer Price. Section 11(b) contains a more detailed description of the Merger Agreement. Section 5 describes the material U.S. federal income tax consequences of the sale of Shares in the Offer (including any subsequent offering period) and the Merger.

Simmons & Company International (“Simmons”) has delivered to Superior’s board of directors an opinion, dated August 6, 2010, to the effect that, as of the date of such opinion and subject to the procedures followed, and the qualifications and limitations set forth therein, the consideration to be received in the Offer and the Merger by the Superior stockholders is fair, from a financial point of view, to the Superior stockholders. A copy of Simmons’s opinion is included with Superior’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed with this Offer to Purchase, and Superior stockholders are urged to read the opinion in its entirety for a description of the assumptions made, matters considered and limitations of the review undertaken by Simmons.

Approval of the Merger requires the affirmative vote of holders of at least a majority of the outstanding Shares. As a result, if the Minimum Condition and the other conditions to the Offer are satisfied or waived and the Offer is completed, Offeror will own a sufficient number of Shares to ensure that the Merger will be approved by Superior stockholders. See Section 11 — “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for Superior”.

To the knowledge of Superior, after reasonable inquiry, all of Superior’s executive officers, directors and affiliates currently intend to (1) tender or cause to be tendered all Shares held of record or owned by them pursuant to the Offer other than Shares, if any, that such person may have an unexercised right to purchase and (2) if necessary, to vote such shares in favor of the Merger. Concurrently with the execution of the Merger Agreement, certain stockholders of Superior, including David E. Wallace, Jacob B. Linaberger, Rhys R. Reese, David E. Snyder, Mark A. Snyder and certain other members of the Snyder family and related parties entered into a Tender and Voting Agreement (incorporated as Exhibit (d)(2) to the Tender Offer Statement on Schedule TO and described below) pursuant to which such stockholders agreed to tender all Shares owned by such stockholders, which Shares, in the aggregate, represent approximately 34% of the currently outstanding Shares.

The Offer is conditioned upon the fulfillment of the conditions described in Section 14 — “Conditions of the Offer”. The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of Wednesday, September 8, 2010, unless the Offer is extended.

This Offer to Purchase and the related Letter of Transmittal contain important information that Superior stockholders should read carefully before making any decision with respect to the Offer.

1.	TERMS OF THE OFFER

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Offeror will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”, on or prior to the Expiration Date.

If, at the Expiration Date, the conditions to the Offer described in Section 14 — “Conditions of the Offer” have not been satisfied or earlier waived, then, subject to the provisions of the Merger Agreement, Offeror expressly reserves the right to extend the Expiration Date from time to time for additional successive periods of time up to 20 business days per extension. Offeror will from time to time extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC applicable to the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw your Shares. Superior stockholders may withdraw their Shares previously tendered at any time prior to the Expiration Date, as it may be extended from time to time. See Section 4 — “Withdrawal Rights”.

Offeror also has agreed in the Merger Agreement that, if at the Expiration Date, all conditions of the Offer have been satisfied but the number of Shares that have been validly tendered and not withdrawn in the Offer (together with any Shares then owned by Nabors) is less than 90% of the outstanding Shares, Offeror may, in compliance with applicable law, provide one or more subsequent offering periods. A subsequent offering period, if one is provided, will allow Superior stockholders to tender Shares after the Expiration Date and receive the same consideration that was paid in the Offer. Pursuant to the Merger Agreement, if Offeror elects to have subsequent offering periods, the subsequent offering periods will not exceed 20 business days in the aggregate with the exact number of days to be determined at Offeror’s election. In a subsequent offering period, Shares may be tendered as is applicable in the Offer (except that Shares tendered may not be withdrawn) and Offeror will immediately accept and promptly pay for Shares as they are tendered. In the event that Offeror elects to provide a subsequent offering period, it will provide an announcement to that effect to a national news service no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. The Expiration Date for the Offer is currently scheduled for September 8, 2010.

Superior granted to Nabors and Offeror an irrevocable option to purchase, at a per share price equal to the price to be paid in the Offer, a number of Shares that, when added to the number of Shares owned by Nabors and Offeror immediately following consummation of the Offer, equals one Share more than 90% of the Shares then outstanding on a fully diluted basis.

Subject to the applicable regulations of the SEC and the terms of the Merger Agreement, Offeror also reserves the right, at any time or from time to time, to (1) delay purchase of, or, payment for, any Shares, pending receipt of any regulatory or governmental approvals specified in Section 15 — “Legal Matters; Required Regulatory Approvals”; or if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14 — “Conditions of the Offer”; (2) after the Expiration Date, allow the Offer to expire if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14 — “Conditions of the Offer”; and (3) except as set forth in the Merger Agreement, waive any condition to the Offer (other than the Minimum Condition) or otherwise amend the Offer in any respect; in each case, by giving written notice of the delay, termination, waiver or amendment to the Depositary. Offeror acknowledges that Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) requires Offeror to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer, and that Offeror may not delay purchase of, or payment for (except as provided in clause (1) of the preceding sentence), any Shares upon the occurrence of any event specified in Section 14 without extending the period of time during which the Offer is open.

The rights that Offeror reserves in the preceding paragraph are in addition to its rights pursuant to Section 14 — “Conditions of the Offer”. Any extension, delay, termination, waiver or amendment will be followed promptly by public announcement. The announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-l(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of material changes), and without limiting the manner in which Nabors and Offeror may choose to make any public announcement, Nabors and Offeror will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to a national news service.

If Offeror makes a material change in the terms of the Offer, or if Offeror waives a material condition to the Offer, Offeror will extend the Offer and disseminate additional tender offer materials to the extent required by applicable law and the applicable regulations of the SEC. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC’s view, an offer should remain open for a minimum of 5 business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum 10-business-day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date,

Offeror decreases the number of Shares being sought (which would require the consent of Superior), or increases or decreases (which decrease would require the consent of Superior) the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the 10th business day from the date that notice of the increase or decrease is first published, sent or given to Superior stockholders, Offeror will extend the Offer at least until the expiration of that period of 10 business days. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. See Section 14 — “Conditions of the Offer”.

Consummation of the Offer also is conditioned upon expiration or termination of the waiting period (and any extension thereof) imposed by the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (including the rules and regulations promulgated thereunder, the “HSR Act”), and the satisfaction or waiver of other conditions set forth in Section 14 — “Conditions of the Offer”. Offeror reserves the right (but is not obligated), in accordance with applicable rules and regulations of the SEC and with the Merger Agreement, to waive any or all of those conditions other than the Minimum Condition. In the event that Offeror waives any condition set forth in Section 14, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to Superior stockholders, require that the Offer remain open for an additional period of time and/or that Nabors and Offeror disseminate information concerning such waiver.

Superior has provided Nabors and Offeror with its stockholder lists and security position listings for the purpose of disseminating the Offer to Superior stockholders. Nabors and Offeror will mail this Offer to Purchase, the related Letter of Transmittal and other relevant materials to record holders of Shares, and Nabors and Offeror will furnish the materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, that are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

2.	ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

Upon the terms and subject to the conditions of the Offer (including, if Offeror extends or amends the Offer, the terms and conditions of the Offer as so extended or amended) and the applicable regulations of the SEC, Offeror will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 4 — “Withdrawal Rights”) prior to the Expiration Date, promptly after the Expiration Date following the satisfaction or waiver of the conditions to the Offer set forth in Section 14 — “Conditions of the Offer”. If Offeror includes a subsequent offering period, Offeror will immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period.

For information with respect to approvals that Nabors and Offeror are required to obtain prior to the completion of the Offer, including under the HSR Act and other laws and regulations, see Section 15 — “Legal Matters; Required Regulatory Approvals”.

In all cases, Offeror will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Shares (“Share Certificates”) or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of the Shares into the Depositary’s account at The Depositary Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”; (b) the Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry transfer; and (c) any other documents that the Letter of Transmittal requires.

“Agent’s Message” means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Offeror may enforce that agreement against the participant.

For purposes of the Offer, Offeror will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn as, if and when Offeror gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering Superior stockholders for the purpose of receiving payment from Offeror and transmitting payment to validly tendering Superior stockholders.

If Offeror does not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, Offeror will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”, Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

If, prior to the Expiration Date, Offeror increases the price offered to Superior stockholders in the Offer, Offeror will pay the increased price to all Superior stockholders from whom Offeror purchases Shares in the Offer, whether or not Shares were tendered before the increase in price. As of the date of this Offer to Purchase, we have no intention to increase the price in the Offer.

Offeror reserves the right, subject to the provisions of the Merger Agreement, to transfer or assign, in whole or from time to time in part, to one or more of its subsidiaries or affiliates, the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve Offeror of its obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment in the Offer. In addition, any such transfer or assignment may require the Expiration Date of the Offer to be extended under applicable law.

3.	PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

Valid Tender of Shares.  Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, and either (1) you must deliver Share Certificates to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case, on or prior to the Expiration Date, or (2) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your option and sole risk, and delivery will be considered made only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is encouraged and strongly recommended. In all cases, you should allow sufficient time to ensure timely delivery prior to the Expiration Date.

Book-Entry Transfer.  The Depositary will make a request to establish an account with respect to Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. However, although Shares may be delivered through book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below.

Delivery of documents to a Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

For Shares to be validly tendered during a subsequent offering period, the tendering Superior stockholder must comply with the foregoing procedures, except that required documents and Share Certificates must be received during the subsequent offering period.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering Superior stockholder’s acceptance of the Offer, as well as the tendering Superior stockholder’s representation and warranty that the Superior stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Offeror’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between Offeror and you upon the terms and subject to the conditions of the Offer.

Signature Guarantees.  A bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution” and collectively “Eligible Institutions”) must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (1) by a registered holder of Shares that has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” in the Letter of Transmittal or (2) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

If Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If Share Certificates are forwarded to the Depositary in multiple deliveries, a properly completed and duly executed Letter of Transmittal (or a facsimile) must accompany each such delivery of Share Certificates.

Guaranteed Delivery.  If you want to tender Shares in the Offer and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

•	your tender is made by or through an Eligible Institution;

•	the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery on or before the Expiration Date, substantially in the form made available by Offeror; and

•	the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or a facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery.

Delivery of the Notice of Guaranteed Delivery may be made by mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision of the Offer, Offeror will pay for Shares only after timely receipt by the Depositary of Share Certificates for, or, of Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile of the Letter of Transmittal), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering Superior stockholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary’s account at a Book-Entry Transfer Facility.

U.S. Federal Income Tax Backup Withholding.  Under U.S. federal income tax law, the Depositary may be required to withhold and pay over to the U.S. Internal Revenue Service (“IRS”) a portion of the amount of any payments made to a Superior stockholder pursuant to the Offer and to report to the IRS and to such Superior stockholder certain information regarding such payments. To avoid backup withholding, a Superior stockholder must provide the Depositary with (i) the Superior stockholder’s correct taxpayer identification number (“TIN”) and certify under penalties of perjury that the TIN is correct and that the Superior stockholder is not subject to backup withholding by completing the IRS Form W-9 enclosed with the Letter of Transmittal, or (ii) if applicable, an adequate basis for exemption. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the Superior stockholder, and any payment made to the Superior stockholder pursuant to the Offer or the Merger may be subject to backup withholding. All Superior stockholders surrendering Shares pursuant to the Offer that are U.S. persons should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information and certifications necessary to avoid backup withholding, or otherwise establish a basis for exemption. Certain Superior stockholders (including, among others, certain foreign persons) may not be subject to these backup withholding and information reporting requirements. A foreign Superior stockholder (including a disregarded domestic entity that has a non-U.S. owner) should complete and sign the appropriate IRS Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. These Superior stockholders should consult their tax advisors to determine which IRS Form W-8 is appropriate. See Instruction 11 of the Letter of Transmittal.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a Superior stockholder may be refunded or credited against the Superior stockholder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Appointment as Proxy.  By executing the Letter of Transmittal, you irrevocably appoint Offeror’s designees, and each of them, as your agents, attorneys in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to Shares that you tender and that Offeror accepts for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when Offeror accepts your Shares for payment in accordance with the terms of the Offer. Upon acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). Offeror’s designees will, with respect to the Shares and other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual or special meeting of Superior stockholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting of Superior stockholders or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Offeror or its designee must be able to exercise full voting rights with respect to Shares and other securities, including voting at any meeting of Superior stockholders.

Determination of Validity.  All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Offeror, in its sole discretion, which determination will be final and binding on all parties. Offeror reserves the absolute right, subject to the terms of the Merger Agreement and applicable law, to reject any or all tenders determined by Offeror not to be in proper form or the acceptance of or payment for which may, in the opinion of Offeror’s counsel, be unlawful. Offeror also reserves the absolute right to waive any of the conditions of the Offer, except the Minimum Condition or any defect or irregularity in any tender of Shares by any particular Superior stockholder, whether or not similar defects or irregularities are waived in the case of other Superior stockholders. Offeror’s interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by Offeror. None of Nabors, Offeror or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4.	WITHDRAWAL RIGHTS

Other than during a subsequent offering period, you may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date (including any extension of such date). No withdrawal rights apply to Shares tendered in a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment.

If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or Offeror is unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to Offeror’s rights set forth in this Offer to Purchase, the Depositary may, nevertheless, on Offeror’s behalf, retain Shares that you have tendered, and you may not withdraw your Shares, except to the extent to which you are entitled to and duly exercise withdrawal rights as described in this Section 4 — “Withdrawal Rights”. Any such delay will be by an extension of the Offer to the extent required by applicable law and the regulations of the SEC.

In order for your withdrawal to be effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses or fax numbers set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of Share Certificates, you must submit the serial numbers shown on the particular Share Certificates evidencing Shares to be withdrawn and an Eligible Institution must Medallion guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”, the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Offeror, in its sole discretion, which determination will be final and binding. None of Nabors, Offeror or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the Offer and the Merger to holders of Shares, including U.S. holders and non-U.S. holders. As used herein, “U.S. holder” means a beneficial owner of Shares that is an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation for federal income tax purposes) created or organized in or under the laws of the United States or any State or the District of Columbia; a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or an estate the income of which is subject to U.S. federal income tax regardless of its source. As used herein, “non-U.S. holder” means any beneficial owner of Shares that is not a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) or a U.S. holder. If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

We base this summary on the provisions of the Internal Revenue Code of 1986, as amended (the ‘‘Code”), applicable current and proposed U.S. Treasury Regulations, judicial authority and administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis.

This discussion assumes that a holder holds Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income tax that may be relevant to a holder in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, without limitation, insurance companies, dealers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting, stockholders subject to the alternative minimum tax, persons that have a functional currency other than the U.S. dollar, tax-exempt organizations, financial institutions, mutual funds, stockholders who hold Shares as part of a hedge, straddle, constructive sale or conversion transaction, stockholders who acquired Shares through the exercise of employee stock options or other compensation arrangements, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes). This discussion does not address the tax consequences of the Merger to holders of Shares who validly exercise appraisal rights with respect to their Shares. In addition, the discussion does not address any tax considerations under state, local or non-U.S. laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.

U.S. Holders

The receipt of cash pursuant to the Offer or the Merger by U.S. holders of Shares will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder of Shares will recognize capital gain or loss equal to the difference, if any, between (i) the amount of cash received in exchange for such Shares and (ii) the U.S. holder’s adjusted tax basis in such Shares. If a U.S. holder acquired different blocks of Shares at different times or different prices, the U.S. holder must calculate its gain or loss and determine its adjusted tax basis and holding period separately with respect to each block of Shares. If the holding period in the Shares surrendered in the Offer or the Merger is greater than one year, the gain or loss will be long-term capital gain or loss. Capital losses are subject to limitations on deductibility for both corporate and non-corporate U.S. holders.

See Section 3 of this Offer to Purchase with respect to the application of U.S. federal income tax backup withholding to payments made pursuant to the Offer.

Non-U.S. Holders

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the receipt of cash for Shares in the Offer or the Merger unless:

•	the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met;

•	the gain is effectively connected with the holder’s conduct of a trade or business in the United States, and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the holder in the United States; or

•	Superior is or has been a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of the Shares or the period that the non-U.S. holder held Shares. In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interest and its other assets used or held for use in a trade or business. Superior has informed Nabors that Superior does not believe Superior is or has been during the past five years a USRPHC for U.S. federal income tax purposes. Even if Superior is or was during such period a USRPHC, since the Shares are regularly traded on an established securities market (within the meaning of applicable Treasury regulations), the Shares will be treated as U.S. real property interests only with respect to a non-U.S. holder that held, actually or constructively, more than 5% of such regularly traded Shares during the applicable period.

Gains described in the first bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses. Unless a tax treaty provides otherwise, gain described in the second bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a 30% branch profits tax (or applicable lower treaty rate). Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

See Section 3 of this Offer to Purchase with respect to the application of U.S. federal income tax backup withholding to payments made pursuant to the Offer.

Holders of Shares should consult their tax advisors to determine the particular tax consequences to them, including the application and effect of any state, local or non-U.S. income and other tax laws, of the receipt of cash in exchange for Shares pursuant to the Offer or the Merger.

6.	PRICE RANGE OF THE SHARES; DIVIDENDS

The Shares are traded on the NASDAQ under the symbol “SWSI”. The following table sets forth, for the periods indicated, the reported high and low sale prices for the Shares on the Nasdaq Global Select Market (“NASDAQ”) during each quarter presented.

Superior

	High	Low

Fiscal 2008
First Quarter	$26.78	$16.88
Second Quarter	34.69	20.00
Third Quarter	35.83	22.10
Fourth Quarter	25.10	8.10
Fiscal 2009
First Quarter	$12.69	$4.11
Second Quarter	15.42	4.76
Third Quarter	11.97	4.96
Fourth Quarter	16.42	8.85
Fiscal 2010
First Quarter	$18.64	$13.07
Second Quarter	17.45	11.70
Third Quarter (through August 10, 2010)	22.12	16.30

Superior has not paid cash dividends during the last two years. Under the terms of the Merger Agreement, Superior is not permitted to declare or pay dividends with respect to the Shares (without prior written consent of Nabors).

On August 6, 2010, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing price on the NASDAQ for the Shares was $18.23 per Share. On August 10, 2010, the last full day of trading prior to the date of this Offer to Purchase, the reported closing price on the NASDAQ for the Shares was $22.12 per Share.

Superior stockholders are urged to obtain current market quotations for the Shares.

7.	POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS

In general, upon successful completion of the Offer, the Offeror will own a sufficient number of Shares so that Offeror would be permitted under Delaware law to either (i) effect a “short form” merger with and into Superior without the approval of Superior’s board of directors or remaining stockholder, or (ii) vote at any special meeting of Superior’s stockholders to adopt the Merger Agreement. As a result, upon successful completion of the Offer and Merger, each outstanding Share not tendered in the Offer would be converted in the subsequent merger for $22.12 per Share, Superior would become a wholly owned subsidiary of Nabors, the sole holder of Shares would be Offeror, and Nabors would seek as promptly as practicably to delist the Shares from trading on NASDAQ and deregister Superior, as the surviving corporation in the Merger, from its reporting obligations under the Exchange Act.

In the event that the Offeror successfully completes the Offer but is unable to promptly complete the Merger, the Shares not tendered in the Offer would remain outstanding until the Offeror is able to consummate the Merger, which would result in the following:

•	Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer also can be expected to reduce the number of holders of Shares. Neither Nabors nor Offeror can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer price.

•	NASDAQ Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares no longer may meet the standards set forth in the NASDAQ’s published guidelines for continued listing on the NASDAQ. According to the NASDAQ’s published guidelines, the NASDAQ would consider delisting the Shares if, among other things (i) the number of total stockholders falls below 400; (ii) the market value of publicly held Shares falls below $5,000,000; or (iii) the number of publicly held Shares (exclusive of Shares held by officers, directors, or beneficial owners of 10% or more) falls below 750,000. In this event, the market for Shares would be adversely affected. In the event the Shares were no longer listed on the NASDAQ, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations might still be available from such other sources.

The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at the time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

•	Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by Superior to the SEC if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information that Superior is required to furnish to Superior stockholders and the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and the requirements of furnishing a proxy statement or information statement in connection with stockholders’ meetings pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirement of providing an annual report, no longer applicable to Superior. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 promulgated under the Exchange Act with respect to “going private” transactions would no longer be applicable to Superior. In addition, the ability of “affiliates” of Superior and persons holding “restricted securities” of Superior to dispose of the securities pursuant to Rule 144 promulgated under the U.S. Securities Act of 1933, as amended, may be impaired or, with respect to affiliates, eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing. As noted above, Nabors and Offeror believe that the purchase of the Shares pursuant to the Offer will result in the Shares becoming eligible for deregistration under the Exchange Act, and, as noted above, it is the Offeror’s intention to cause Superior to take such actions as are required to terminate such registration of the Shares as soon as possible after successful completion of the Offer if the Shares are then eligible for termination.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on the NASDAQ (unless delisted as set forth in “— Nasdaq Listing”) will be terminated following the completion of the Merger.

•	Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors, such as the number of record holders of Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations, and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute margin securities.

8.	INFORMATION CONCERNING SUPERIOR

Superior is a Delaware corporation with its principal executive offices located at 1380 Rt. 286 East, Suite #121, Indiana, Pennsylvania 15701. The telephone number at that location is (724) 465-8904. Superior is an oilfield services business that provides a wide range of wellsite solutions to oil and natural gas companies, primarily technical pumping services and down-hole surveying services. Superior operates 28 service centers providing coverage across 38 states and has a customer base of over 1200 customers, including regional, independent and natural gas companies.

Superior is required to file its annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any such reports, statements or other information at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Superior’s SEC filings are also available to the public from commercial document retrieval services and at the Internet worldwide web site maintained by the SEC at www.sec.gov.

9.	INFORMATION CONCERNING NABORS AND OFFEROR

Nabors is a Bermuda exempt company with its principal executive offices located at Mintflower Place, 8 Par-La-Ville Road, Hamilton, HM08, Bermuda. Nabors’ telephone number is (441) 292-1510. Nabors is the largest land drilling contractor in the world, with approximately 542 actively marketed land drilling rigs. Nabors conducts oil, gas and geothermal land drilling operations in the U.S. Lower 48 states, Alaska, Canada, South America, Mexico, the Caribbean, the Middle East, the Far East, Russia and Africa. Nabors is also one of the largest land well-servicing and workover contractors in the United States and Canada. Nabors was formed as a Bermuda exempt company on December 11, 2001.

Offeror’s principal executive offices are located c/o Nabors at Mintflower Place, 8 Par–La–Ville Road, Hamilton, HM08, Bermuda. Offeror is a newly formed Delaware corporation and a wholly owned subsidiary of Nabors. Offeror has not conducted any business other than in connection with the Offer and the Merger. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of Nabors and Offeror are set forth in Schedule I to this Offer to Purchase.

Except as set forth elsewhere in this Offer to Purchase or in Schedule I to this Offer to Purchase: (1) neither Nabors, nor, to Nabors’ knowledge, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Nabors or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Superior, (2) neither Nabors nor, to Nabors’ knowledge, any of the persons or entities referred to in clause (1) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of Superior during the past 60 days, (3) neither Nabors nor, to Nabors’ knowledge, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Superior (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations), (4) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Nabors or any of its subsidiaries, or, to Nabors’ knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Superior or any of its executive officers, directors or affiliates, on the other hand, and (5) during the two years prior to the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Nabors or any of its subsidiaries, or, to Nabors’ knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Superior or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

10.	BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH SUPERIOR

Nabors and its board of directors continually review Nabors’ results of operations and competitive positions in the industries in which Nabors operates, as well as Nabors’ strategic alternatives. In connection with these reviews, Nabors from time to time evaluates potential transactions that may further its strategic objectives and enhance shareholder value.

As part of this ongoing review, Nabors is interested in expanding the scope of services it provides. Based on this interest, Nabors was receptive to a February 3, 2010 invitation from Simmons & Company International (“Simmons”), financial advisor to Superior, regarding Superior’s interest in selling its fluid logistics business, which is conducted through SWSI Fluids, LLC, a wholly owned subsidiary of Superior (the “Fluids Business”). Simmons requested that Nabors respond by February 6, 2010. On February 11, 2010, Nabors communicated to Superior, through Simmons, its willingness to pursue a potential acquisition of the Fluids Business by submitting a non-binding, preliminary indication of interest.

On April 6, 2010, Mr. Larry Heidt, Chairman and Chief Executive Officer of Nabors Well Services Co., met with Mr. Edward J. DiPaolo, a Superior director, in Houston, Texas to discuss the proposed acquisition by Nabors of the Fluids Business. In addition, the parties discussed the possibility of Nabors acquiring Superior as a whole rather than only the Fluids Business. These discussions were of a preliminary, non-detailed nature.

On April 8, 2010, Mr. Eugene Isenberg, Chairman and Chief Executive Officer of Nabors, and Mr. Heidt met with Mr. DiPaolo in Houston, Texas to discuss the proposed acquisition of the Fluids Business as well as the possibility of an acquisition of Superior by Nabors. Nabors communicated that its primary interest at that time was acquiring the Fluids Business. The discussions remained high-level and of a preliminary nature.

On April 12, 2010, Mr. Isenberg met with Mr. DiPaolo and Mr. David E. Wallace, Chief Executive Officer and Chairman of the Board of Directors of Superior, in Houston, Texas to discuss further high-level and preliminary issues surrounding an acquisition of the Fluids Business by Nabors, as well as the possibility of Nabors acquiring Superior.

On April 23, 2010, Simmons provided to Nabors a summary of various publicly available information regarding Superior.

Superior and Nabors Industries, Inc. executed a confidentiality agreement, effective as of April 30, 2010, with respect to providing Nabors and Nabors Industries, Inc. with non-public information regarding Superior. Nabors was subsequently granted access to an electronic data room that contained information and documentation regarding the Fluids Business.

Also on April 30, 2010, Nabors Well Services Ltd., a subsidiary of Nabors (“NWS”), made a non-binding offer to acquire the Fluids Business for $16.5 million, subject to, among other things, the completion of comprehensive due diligence. However, Superior notified NWS that Superior would not accept any proposal to acquire the Fluids Business for less than $25 million.

During the next several days, the parties engaged in discussions regarding a potential acquisition of the Fluids Business by Nabors.

On May 7, 2010, Nabors submitted a revised non-binding proposal to acquire the Fluids Business for $25.1 million, subject to, among other things, the completion of comprehensive due diligence.

On May 12, 2010, Mr. Isenberg, Mr. Anthony G. Petrello, Deputy Chairman, President and Chief Operating Officer of Nabors, Ms. Laura W. Doerre, Vice President and General Counsel of Nabors Corporate Services, Inc., Mr. Stephen Trauber, Managing Director of UBS Securities LLC, the financial advisor to Nabors (“UBS”; which for purposes of this Offer to Purchase, also includes UBS Investment Bank), Mr. Joe Meisner, Managing Director of UBS, Mr. Wallace, Mr. Tom Stoelk, Chief Financial Officer of Superior, Mr. Chris Peracchi, Director of Finance and Investor Relations of Superior and Mr. Fred Charlton, Managing Director of Simmons, met in New York, New York to further discuss Nabors’ potential acquisition of the Fluids Business as well as the possibility of an acquisition of Superior by Nabors.

On May 13, 2010, Superior accepted Nabors’ purchase price as set forth in Nabors’ non-binding May 7 offer to acquire the Fluids Business, which offer remained subject to several contingencies, including the satisfactory completion of comprehensive due diligence by Nabors. Over the course of the next several weeks in May and June, Nabors conducted due diligence on the Fluids Business, which resulted in the parties discussing various due diligence items and their potential impact on the non-binding purchase price and structure of the proposed acquisition of the Fluids Business by Nabors. The parties also exchanged preliminary, high-level information evaluating the merits of a business combination transaction between Nabors and Superior. In order to investigate different types of business combinations between the two companies, the parties entered into a second confidentiality agreement, effective as of May 20, 2010, pursuant to which Nabors agreed to provide Superior with certain confidential due diligence information about Nabors and its affiliates.

On June 30, 2010, Messrs. Isenberg, Petrello, Trauber and Meisner on behalf of Nabors, and Messrs. Wallace, Stoelk and Charlton on behalf of Superior met in New York, New York to discuss Nabors acquiring Superior. Nabors communicated a non-binding indication of interest in acquiring all of the issued and outstanding shares of Superior common stock in an all-stock transaction that valued shares of Superior common stock at $19.00 per share, subject to, among other things, the completion of comprehensive due diligence and further discussions regarding the form of consideration to be paid. These discussions remained high-level and of a preliminary nature.

In early July 2010, Nabors retained Milbank, Tweed, Hadley & McCloy LLP, as its outside legal advisor (“Milbank”).

During the next several weeks, Nabors’ financial and legal advisors began to conduct limited due diligence on Superior based on publicly available information. In addition, during this period, the parties’ representatives engaged in limited discussions of various high-level matters.

On July 6, 2010, Simmons delivered a counterproposal from Superior that valued the Company at $24.00 per share of Superior common stock. On July 7, 2010, Mr. Isenberg offered to revise the transaction from an all-stock transaction to a cash and stock transaction with an offer price of $20.50 per share of Superior common stock. Simmons then communicated another counterproposal from Superior that structured the transaction as an all-stock deal with a fixed exchange ratio valuing Superior at $21.50 per share of common stock.

On July 15, 2010, Mr. Isenberg contacted Mr. Wallace to communicate an oral indication of interest in acquiring all of the issued and outstanding shares of Superior common stock for $20.50 per share in cash, subject to, among other things, the completion of comprehensive due diligence.

On July 17, 2010, Mr. Wallace responded to Mr. Isenberg’s oral indication of interest to clarify Superior’s preference for a stock-for-stock transaction.

On July 18, 2010, Mr. Wallace contacted Mr. Isenberg and requested that Nabors increase its price to $21.00 per share, which Mr. Isenberg rejected.

On July 19, 2010, Messrs. Isenberg and Wallace had a phone call during which Mr. Wallace indicated that the $20.50 per share oral indication of interest was within a range of acceptable prices, and that certain members of Superior’s senior management and its representatives would travel to Houston, Texas to discuss the potential transaction with Nabors in further detail.

On July 19, 2010, UBS sent a detailed due diligence request list to Superior and Simmons and Superior began preparing an electronic data room that contained information and documentation requested by Nabors. The electronic data room was opened to Nabors and its representatives on July 20, 2010.

Also on July 20, 2010, Milbank and Latham & Watkins, LLP, the legal advisor to Superior (“Latham”), discussed via conference call a proposed transaction structure and timeline for legal due diligence.

On July 21, 2010, Messrs. Isenberg and Petrello met with Messrs. Wallace and DiPaolo and Mr. David E. Snyder, a director of Superior, in Houston, Texas to discuss the strategic rationales for an acquisition of Superior by Nabors. In particular, they discussed the various growth opportunities available to a combined company. They also discussed the access to capital that the combined company would have and be able to make available to Superior’s benefit. In addition, Nabors expressed the need for a tender support agreement with certain significant Superior stockholders, and for such agreement to contain an option to acquire shares subject to such agreement in the event that the Merger Agreement was terminated. Superior again expressed the desire for a stock-for-stock transaction.

On July 23, 2010, Milbank circulated to Latham the initial draft of the Merger Agreement and Tender Agreement. The Merger Agreement was structured to provide for cash consideration for shares of Superior common stock.

On July 26, 2010, Latham circulated to Milbank revised drafts of the Merger Agreement and Tender Agreement which revised several key contractual points, including (i) in the Merger Agreement, reducing the termination fee and limiting the circumstances under which it would be paid, limiting the amount of reimbursable expenses, and revising the definition of “Material Adverse Effect”, and (ii) in the Tender Agreement, deleting the concept of an option pursuant to which Nabors would be able to acquire the shares subject to the Tender Agreement in the event that the Merger Agreement was terminated.

Also on July 26, 2010, Mr. Wallace contacted Mr. Isenberg to request again that Nabors increase its $20.50 per share price. Mr. Wallace requested that Nabors offer a premium of 20% over the last closing price of shares of Superior common stock. Mr. Isenberg indicated that Nabors might be able to increase its offer price, but that it could not agree to the purchase price that Mr. Wallace’s offer implied.

On July 27, 2010, Messrs. Isenberg and Wallace continued discussions regarding the price for the transaction as well as the terms surrounding the Tender Agreement, especially the option for Nabors to acquire the shares subject to the Tender Agreement in the event that the Merger Agreement was terminated.

On July 28, 2010, Messrs. Isenberg and Wallace and their respective representatives had several discussions regarding the key contractual provisions of the Merger Agreement and Tender Agreement. Of note, Messrs. Isenberg and Wallace agreed in principle to the calculation of the termination fee. The parties also discussed the need for, from Nabors’ perspective, and the ramifications of, from Superior’s perspective, the inclusion in the Tender Agreement of the option to acquire the shares subject to the Tender Agreement in the event that the Merger Agreement was terminated.

On July 29, 2010, Nabors’ board of directors met in person in Bermuda to discuss the terms and conditions of the Merger Agreement and Tender Agreement. Following a full discussion of both agreements, including the review of presentations from Nabors’ financial and in-house legal advisors, the Nabors board of directors approved both agreements in principle and in the form made available for that meeting, and authorized Mr. Isenberg to negotiate and finalize the terms and conditions of each agreement, with such changes as he deemed appropriate in his discretion, subject to certain limits.

Also on July 29, 2010, Milbank circulated to Latham revised drafts of the Merger Agreement and Tender Agreement, which revised several key contractual points, including (i) in the Merger Agreement, revising the events triggering the payment of a termination fee and reimbursable expenses, and revising the definition of “Material Adverse Effect”, and (ii) in the Tender Agreement, deleting the concept of an option pursuant to which Nabors would be able to acquire the shares subject to the Tender Agreement in the event that the Merger Agreement was terminated.

Beginning on July 31, 2010, the parties’ legal advisors held frequent telephonic conversations to negotiate the key unresolved contractual provisions of the Merger Agreement, most notably those provisions regarding the definition of a “Material Adverse Effect” and the events triggering the payment of the termination fee and reimbursable expenses.

On August 1, 2010, Mr. Isenberg contacted Mr. Wallace to communicate an oral indication of a purchase price of $22.00 per share, subject to Superior agreeing to Nabors’ purchase price and certain key contractual provisions in the Merger Agreement (namely, regarding the definition of a “Material Adverse Effect” and the events triggering payment of a termination fee). Mr. Wallace reiterated a request for a one-day premium of 20%, or approximately $23.00 per share, and Mr. Isenberg replied that Nabors was not prepared to offer $23.00 per share.

On August 3, 2010, Messrs. Isenberg and Wallace once again discussed the purchase price in the context of the unresolved key contractual provisions of the Merger Agreement. Mr. Wallace requested that Nabors increase its purchase price to $22.50 per share. Mr. Isenberg indicated a willingness to increase the purchase price to $22.125 per share, subject to Superior agreeing to certain key contractual provisions in the Merger Agreement (namely, regarding the definition of a “Material Adverse Effect” and the events triggering payment of a termination fee).

On August 4, 2010, the parties continued to negotiate and resolve key contractual provisions of the Merger Agreement, most notably dealing with the definition of “Material Adverse Effect” and the events triggering the payment of the termination fee and reimbursable expenses.

On August 5, 2010, Latham circulated a revised Merger Agreement that included all of the key contractual provisions agreed to by the parties, which in the aggregate were less favorable to Nabors than the proposal made by Nabors on August 2, 2010. The draft Merger Agreement included a purchase price of $22.125 per share. Nabors and Milbank communicated to Mr. Wallace and Latham a request that the offer price be rounded down to $22.12 per share to avoid certain mechanical issues associated with an offer price containing a fractional cent. In addition, Latham circulated to Milbank Superior’s disclosure schedules to the Merger Agreement. Late that afternoon, Latham informed Milbank that the Superior board of directors had convened a meeting following the close of the trading market and approved the Merger Agreement and Tender Agreement, subject to Nabors’ agreement of a $22.12 per share price. Mr. Isenberg informed Mr. Wallace that Nabors and its representatives were diligently examining Superior’s disclosure schedules to the Merger Agreement. Later that evening, Nabors’ legal counsel communicated to Latham regarding certain questions on due diligence matters that remained to be answered. Unable to resolve the matters that evening, the discussion was resumed the next morning by Latham, Nabors’ legal counsel and certain representatives of Nabors, at which point the remaining due diligence matters were addressed and resolved to the satisfaction of Nabors.

On Friday, August 6, 2010, Latham communicated to Milbank that Superior’s board of directors had convened a meeting to discuss the transaction and had reaffirmed its approval of the Merger Agreement and Tender Agreement, based on an offer price of $22.12 per share. Later that same day, following the close of trading on the stock market, Messrs. Isenberg and Wallace agreed to a purchase price of $22.12 per share. Shortly thereafter, Nabors, Merger Sub and Superior executed and delivered the Merger Agreement, and concurrently therewith, Nabors, Merger Sub and certain stockholders of Superior executed and delivered the Tender Agreement.

On Monday, August 9, 2010, prior to the opening of trading on their respective stock markets, Nabors and Superior issued a joint press release announcing the execution of the Merger Agreement and the transactions contemplated thereby.

On August 10, 2010, stockholder Richard A. Napierkowski, Jr. filed a complaint on behalf of himself and all others similarly situated in the Court of Common Pleas of Indiana County, Pennsylvania (the “Complaint”). The Complaint purports to be a stockholder class action and alleges claims for breach of fiduciary duties against Superior’s directors David E. Wallace, David E. Snyder, Mark A. Snyder, Charles C. Neal, John A. Staley, IV, Anthony Mendicino and Edward J. DiPaolo and aiding and abetting against Superior, Nabors and Offeror. The Complaint seeks, among other things, injunctive relief and fees and costs, including attorneys’ fee and experts’ fees. While this lawsuit is at its preliminary stages, Nabors believes that the claims in the lawsuit are without merit, and that Nabors intends to vigorously defend the lawsuit.

11.	PURPOSE OF THE OFFER; THE MERGER AGREEMENT; STATUTORY REQUIREMENTS; APPRAISAL RIGHTS; “GOING PRIVATE” TRANSACTIONS; PLANS FOR SUPERIOR

(a) Purpose.  The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, Superior. The Offer, as the first step in the acquisition of Superior, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of Superior not purchased pursuant to the Offer or otherwise.

(b) The Merger Agreement.

The following is a summary of the terms of the Merger Agreement, which is filed as an Exhibit (d)(1) to the Tender Offer Statement on Schedule TO that Nabors and Offeror have filed with the SEC, which you may examine as set forth in Section 9 — “Information Concerning Nabors and Offeror”. This summary has been included to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Nabors or Superior in the public reports filed with the SEC by each party. In particular, the Merger Agreement and this related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Nabors, Offeror, or Superior. The representations and warranties in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to close the transactions contemplated by the Merger Agreement, such as the Offer, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocates risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

The Offer.  The Merger Agreement provides that Offeror will commence the Offer as promptly as reasonably practicable after the date of the Merger Agreement and in any event within 10 business days of the date of the Merger Agreement, and that, subject to the terms and prior satisfaction or waiver of the conditions of the Offer, as set forth in Section 14 — “Conditions of the Offer”, Offeror will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The Merger Agreement provides that, without the prior written consent of Superior, Offeror will not (1) decrease the price to be paid in the Offer or change the form of consideration payable in the Offer, (2) decrease the number of Shares sought to be purchased in the Offer, (3) change, modify or waive the Minimum Condition, (4) impose additional conditions to the Offer or modify or change any condition in a manner materially adverse to the holders of Shares or in a manner which would delay consummation of the Offer, (5) reduce the time period during which the Offer shall remain open or, except as provided in the Merger Agreement, extend or otherwise change the Expiration Date, or (6) amend, modify or supplement any other term of the Offer in any manner adverse to the holders of Shares or in a manner that would delay consummation of the Offer. However, Offeror may, without the consent of Superior, commence one or more subsequent offering periods of up to 20 business days in the aggregate to acquire the outstanding Shares if the number of Shares that have accepted for purchase pursuant to the Offer is less than 90% of the outstanding Shares.

The Merger Agreement also provides that if, at the initial Expiration Date or on any subsequent scheduled expiration date of the Offer (as it may be extended in accordance with the Merger Agreement), any of the conditions of the Offer have not been satisfied or waived, Offeror expressly reserves the right, from time to time, to extend the Offer for additional successive periods of up to 20 business days (with the length of such periods to be determined by Nabors) per extension. In addition, the Offeror will extend the Offer for any period required by any rule or position of the SEC or the Staff of the SEC applicable to the Offer.

Recommendation.  Superior has represented to Nabors in the Merger Agreement that Superior’s board of directors, at a meeting duly called and held, has unanimously (1) determined that the Offer, the Merger and the transactions contemplated by the Merger Agreement are advisable to and in the best interests of Superior and its stockholders, (2) approved the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement, and (3) resolved to recommend that the Superior stockholders accept the Offer, tender their Shares in the Offer and approve the Merger to the extent required by applicable law (the “Superior Recommendation”). Superior further represented that Simmons, Superior’s financial advisor, has delivered to Superior an opinion to the effect that, as of the date of the Merger Agreement and subject to the procedures followed, and the qualifications and limitations set forth therein, the consideration to be received by the Superior stockholders pursuant to the Merger Agreement is fair, from a financial point of view, to the Superior stockholders.

Directors.  The Merger Agreement provides that, upon payment by Offeror for Shares pursuant to the Offer representing at least such number of Shares as shall satisfy the Minimum Condition, Nabors is entitled to designate up to such number of new directors, rounded to the nearest whole number, on Superior’s board of directors as is equal to the product of the total number of directors on Superior’s board of directors (giving effect to any increase in the number of directors so elected pursuant to the Merger Agreement) and the percentage that such number of Shares beneficially owned by Nabors, Offeror and any of their affiliates bears to the total number of Shares then outstanding. Superior will promptly take all actions necessary to cause Nabors’ designees to be so elected. Prior to the time the Merger becomes effective (“Effective Time”), Superior’s board of directors will always have at least three members who were members of Superior’s board of directors as of immediately prior to the time at which Offeror consummated the Offer and accepted for payment and paid for the Shares (the “Acceptance Time”) and who were independent directors for purposes of the continued listing requirements of the NASDAQ (the ‘‘Independent Directors”).

If prior to the Effective Time, (i) the number of directors who are Independent Directors is reduced to two (2), the remaining directors who were Independent Directors shall be entitled to designate one (1) person to Superior’s board of directors who is not an officer, director, employee or designee of Nabors, Offeror or any of their Affiliates and who is reasonably satisfactory to Nabors, (ii) the number of directors who are Independent Directors is reduced to one (1), the remaining director who was an Independent Director shall be entitled to designate two (2) persons to Superior’s board of directors who are not officers, directors, employees or designees of Nabors, Offeror or any of their Affiliates and who is reasonably satisfactory to Nabors, and (iii) there shall be no Independent Directors for any reason, then the remaining individuals who constituted Superior’s board of directors immediately prior to the Acceptance Time shall be entitled to designate three (3) persons to Superior’s board of directors who are not officers, directors, employees or designees of Nabors, Offeror or any of their Affiliates and who is reasonably satisfactory to Nabors. The Board of Directors of Superior shall, subject to Superior’s Constituent Documents (as defined in the Merger Agreement) and applicable law, take all actions necessary to appoint the individuals designated in the preceding sentence to the Board of Directors of Superior. Upon Nabors’ request, at each such time Nabors is entitled to designate directors on Superior’s board of directors, Superior will cause (i) each committee of Superior’s board of directors, (ii) the board of directors of each of the Superior’s subsidiaries, and (iii) each committee of such board of directors of each of Superior’s subsidiaries to include persons designated by Nabors constituting at least the same percentage of each such committee or board of directors as Nabors’ designees constitute on Superior’s board of directors. Prior to the Acceptance Time, Superior shall obtain irrevocable resignations, conditioned upon the payment by Offeror for Shares pursuant to the Offer representing at least such number of Shares as shall satisfy the Minimum Condition, of a sufficient number of directors to implement the foregoing director requirements.

Following the time directors designated by Nabors are elected or appointed to Superior’s board of directors and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors then in office shall be required to (i) amend or terminate the Merger Agreement on behalf of Superior, (ii) exercise or waive any of Superior’s rights or remedies under the Merger Agreement, (iii) agree to extend the time for performance of Nabors’ or Offeror’s obligations under the Merger Agreement, or (iv) take any other action by Superior in connection with the Merger Agreement and the transactions contemplated thereby required to be taken by Superior’s board of directors adversely affecting the rights of Superior’s stockholders (other than Nabors or Offeror).

The Merger.  The Merger Agreement provides that, at the Effective Time, Offeror will be merged with and into Superior. Following the Merger, the separate corporate existence of Offeror will cease and Superior will continue as the surviving corporation (the “Surviving Corporation”).

Superior has agreed that, if required by applicable law, as promptly as reasonably practicable after the Acceptance Time, Superior will (i) take all necessary actions to duly call, give notice of, convene and hold a meeting of the stockholders of Superior (the “Stockholders Meeting”) for the purpose of obtaining the approval of Superior’s stockholders and will use best efforts to solicit its stockholders to obtain such approval, (ii) prepare and file with the SEC proxy materials that will constitute the proxy statement relating to the matters to be submitted to Superior’s stockholders at the Stockholders Meeting (the “Proxy Statement”), which will comply as to form in all material respects with applicable U.S. federal securities laws, (iii) provide Nabors with a reasonable opportunity to review and comment on the Proxy Statement prior to the initial filing with the SEC, (iv) use commercially reasonable efforts to cause the Proxy Statement to be mailed to Superior’s stockholders as promptly as practicable after the Proxy Statement is cleared by the SEC, (v) provide Nabors copies of any written comments and advise Nabors of any oral comments, with respect to the Proxy Statement received from the SEC, (vi) provide Nabors with a reasonable opportunity to review and comment on any amendment or supplement the Proxy Statement and any communications prior to filing such with the SEC and will promptly provide Nabors with a copy of all such filings and communications made with the SEC. In addition, Superior’s board of directors agreed to make the Superior Recommendation to its stockholders and include such recommendation in its proxy statement, and to not, except as expressly permitted by the terms of the Merger Agreement, directly or indirectly, withdraw, modify, amend or qualify the Superior Recommendation in a manner adverse to Nabors or Offeror (or publicly propose to take any of the foregoing actions) (a “Change in Superior Recommendation”).

Short-Form Merger Option.  Superior granted to Nabors and Offeror an irrevocable option to purchase, within 10 business days of payment by Offeror for Shares as shall satisfy the Minimum Condition, at a per share price equal to the price to be paid in the Offer, a number of Shares that, when added to the number of Shares owned by Nabors and Offeror at the time of exercise, equals one Share more than 90% of the Shares then outstanding on a fully diluted basis. The Merger Agreement further provides that, notwithstanding the foregoing, if Nabors or Offeror acquires, including as a result of the exercise of the merger option, at least 90% of the outstanding Shares, Nabors will cause Offeror to cause the Merger to be completed as promptly as reasonably practicable as provided in Section 253 of the DGCL.

Treatment of Shares in the Merger.  At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any Shares, (1) each Share issued and outstanding immediately prior to the Effective Time will be converted into and will thereafter represent the right to receive the Offer Price (other than (a) other than Shares owned by Nabors, Offeror, Superior, or any wholly owned subsidiary of the Superior or Nabors, or (b) Shares owned by holders who have properly preserved appraisal rights under Section 262 of the DGCL (“Dissenting Shares”), which Dissenting Shares will only be entitled to the rights granted under the DGCL) and (2) each Share issued and outstanding immediately prior to the Acceptance Time that is subject to vesting and other forfeiture restrictions or repurchase shall become fully vested immediately prior to the Acceptance Time and shall be treated in the same manner as other Shares hereunder. If a Superior stockholder fails to validly perfect or loses such appraisal rights, then as of the later of the Effective Time or the time of the failure to perfect such rights or the loss of such rights, such Share shall be converted into the right to receive the price paid in the Offer. See ‘‘— Appraisal Rights”. In addition, each share of the 4% Series A Convertible Preferred Stock, without par value, of Superior (the “Superior Series A Preferred Stock”) that is issued and outstanding immediately prior to the Effective Time will remain outstanding as a share of Superior Series A Preferred Stock of the Surviving Corporation unaffected by the Merger other than, from and after the Effective Time and pursuant to the terms of the Certificate of Designations of the Superior Series A Preferred Stock in effect immediately prior to the Effective Time, each share of Superior Series A Preferred Stock will be convertible into, in lieu of Superior common stock, the Offer Price that would have been receivable upon the Merger by a holder of the number of shares of Superior common stock into which such share of Superior Series A Preferred Stock was convertible immediately prior to the Effective Time.

Representations and Warranties.  Pursuant to the Merger Agreement, Superior has made customary representations and warranties to Nabors and Offeror with respect to, among other matters, its organization standing and corporate power, corporate authority, enforceability and voting requirements, information supplied and to be supplied for inclusion in the proxy statement and the Tender Offer Statement on Schedule TO and the Schedule 14D-9, noncontravention, government approvals, subsidiaries and capitalization, filings with the SEC and securities law matters, the absence of certain changes including any Material Adverse Effect (as defined below), undisclosed liabilities, litigation, compliance with law and permits, tax matters, employee benefits matters, labor matters, contracts, real property, intellectual property, insurance, environmental matters, improper payments, brokerage and finders’ fees and opinion of Simmons. Nabors and Offeror have made customary representations and warranties to Superior with respect to, among other matters, organization and standing, corporate power and authority, noncontravention, government consents, Nabors status, ownership and operations of Offeror, compliance with laws, litigation, availability of funds, information supplied and to be supplied for inclusion in the proxy statement and the Tender Offer Statement on Schedule TO and the Schedule 14D-9, and brokerage and finders’ fees.

The representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and are qualified by information in confidential disclosure schedules provided by Superior to Nabors and Offeror in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, as noted above, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about Nabors, Offeror or Superior.

Efforts to Close the Transactions.  In the Merger Agreement, each of Nabors and Superior agreed to cooperate to obtain all consents to the Offer, the Merger and the other transactions contemplated by the Merger Agreement or the disclosure schedules and to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the transactions contemplated by this Agreement. In furtherance of this agreement, Nabors and Superior agreed to file with all applicable U.S. and foreign governmental entities any notices and applications necessary to obtain merger control, competition or foreign investment law approval for the Offer and the Merger and to consult and cooperate with one another in connection with the preparation of any such notices and applications prior to their filing, consistent with applicable law. However, for the avoidance of doubt, the requirement to use “reasonable best efforts” as noted above does not require Nabors to, in any circumstance, agree to holding separate or otherwise disposing of, or proposing and agreeing to sell, hold separate or otherwise dispose of, or permitting the sale, holding separate or other disposition of, any assets of Nabors or its subsidiaries, or after the Merger’s closing, Superior or its subsidiaries.

Indemnification; Directors’ and Officers’ Insurance.  Pursuant to the Merger Agreement, Nabors has agreed to, and to cause Superior to, (a) indemnify, defend and hold harmless, against any costs or expenses (including attorney’s fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses (including expenses incurred in connection with investigating or defending any such judgments, fines, losses, claims, damages or liabilities) as such expenses are incurred (without requiring a preliminary determination as to the ultimate entitlement to indemnification) to, all past and present directors and officers of Superior (in all of their capacities, including in the capacity as a fiduciary under any Company Benefit Plan (as defined in the Merger Agreement)) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the Merger Agreement by Superior and (b) honor the provisions regarding elimination of liability of directors, indemnification of officers and directors and advancement of expenses contained in Superior’s constituent documents and indemnification agreements immediately prior to the Acceptance Time. Parent shall not, nor shall it permit the Surviving Corporation to, amend, repeal or otherwise modify such provisions for indemnification in any manner that would materially and adversely affect the rights thereunder of the Indemnified Persons (as defined in the Merger Agreement).

In the Merger Agreement, Nabors has agreed to cause Superior and the Surviving Corporation to maintain for a period of six years after the Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Superior (or such substitute policies of at least the same coverage and amounts containing terms and conditions which are, individually and in the aggregate, at least as protective and no less advantageous to the insured with respect to claims arising from facts or events that occurred on or before the Effective Time) including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated thereby; provided, however, that in no event shall Superior or the Surviving Corporation be required to expend in any one year more than two hundred fifty percent (250%) of the current annual premium expended by Superior and its subsidiaries to maintain or procure such insurance immediately prior to the Acceptance Time (the “Maximum Annual Premium”); provided, further, that if the annual premiums of such insurance coverage exceed such amount, Superior and the Surviving Corporation will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

The Merger Agreement provides that, alternatively, Nabors (or Superior with the consent of Nabors in its sole discretion) may purchase a six-year prepaid “tail” policy containing terms and conditions which are, individually and in the aggregate, at least as protective and no less advantageous to the insured than the insurance maintained by Superior with respect to claims arising from facts or events that occurred on or before the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby); provided, however, that in no event shall any policy require payment of aggregate premiums for such insurance in excess of the aggregate Maximum Annual Premium for such six-year period. If such prepaid “tail” policy has been obtained by Superior, Nabors will cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation.

Conduct of Superior’s Business.  During the period from the date of the Merger Agreement to the earlier of such time as directors elected or designated by Nabors constitute at least a majority of Superior’s board of directors or the Effective Time, the Merger Agreement obligates Superior to conduct, and to cause each of its subsidiaries to conduct, its business in all material respects in the ordinary course and in a manner consistent with past practice, except as set forth in the Superior disclosure schedule, as consented to in writing in advance by Nabors or as otherwise expressly permitted or required by the Merger Agreement, and obligates Superior to use commercially reasonable efforts to preserve intact its business organizations and goodwill, retain the services of its current officers and key employees, maintain insurance on tangible assets and businesses, maintain its current rights and franchises and preserve its relationships with governmental entities, customers, suppliers and others having business dealings with it. The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of Superior until the earlier of such time as directors elected or designated by Nabors constitute at least a majority of Superior’s board of directors or the Effective Time, which provide that, subject to certain exceptions, Superior will not (and will not permit any of its subsidiaries to) take certain actions except as permitted by the Merger Agreement or as required by applicable law or as set forth in the Superior disclosure schedule or with the prior written consent of Nabors (which consent will not be unreasonably withheld, conditioned or delayed), including, among other things, actions related to dividends and distributions; issuances, sales, purchases and redemptions of its capital stock; amendments to their organizational documents; acquisitions or sales of assets or properties; assumption of indebtedness; capital expenditures; litigation and material claim settlements; material contracts, benefit plans; granting severance or termination pay or increasing compensation; acceleration of the payment of benefits;

hiring of employees; changes in accounting methods; changes in insurance policies; adoption of a plan or reorganization or liquidation and transfer and disposition of intellectual property.

No Solicitation.  Superior agreed that it will not, and will not authorize or permit any of its subsidiaries or any of their respective officers, directors, employees, accountants, counsel, financial advisors, consultants and other advisors or representatives to, directly or indirectly:

•	initiate or solicit or knowingly facilitate or encourage any inquiry or the making of any proposal that constitutes a Takeover Proposal (as defined below), or

•	continue or otherwise participate in any discussions or negotiations regarding, furnish to any person any information or data or access to its properties with respect to, or otherwise cooperate with or knowingly take any other action to facilitate any proposal that constitutes any Takeover Proposal.

Notwithstanding the foregoing, prior to the Acceptance Time, Superior may, in response to a bona fide written Takeover Proposal that was made after the date of the Merger Agreement and did not result from a material breach of the Merger Agreement and that (1) constitutes a Superior Proposal (as defined below), or (2) Superior’s board of directors determines in good faith (after consultation with outside counsel and a financial advisor) could reasonably be expected to result in a Superior Proposal: (A) provide access to non-public information to the person making such Takeover Proposal pursuant to and in accordance with an executed confidentiality agreement not less restrictive of the other party than the provisions of confidentiality agreement between Superior and Nabors; provided that all such information provided to such person has previously been provided to Nabors or is provided to Nabors prior to or substantially concurrently with the time it is provided to such person; and (B) participate in discussions or negotiations with respect to such Takeover Proposal with the person making such Takeover Proposal.

At any time prior to the Acceptance Time, Superior’s board of directors may (i) withdraw, modify, amend or qualify in any manner adverse to Nabors or Offeror the Superior Recommendation; provided that Superior’s board of directors determines in good faith, after consultation with outside counsel, that the failure to do so would be reasonably likely to be inconsistent with the director’s fiduciary duties under applicable law, and (ii) in response to a Superior Proposal that was made after the date of the Merger Agreement and did not result from a material breach of the Merger Agreement, cause Superior to terminate the Merger Agreement and concurrently with such termination, upon payment of the Termination Fee, enter into a definitive agreement with respect to such Superior Proposal.

However, Superior will not be entitled to exercise its fiduciary right to make an adverse recommendation change or to terminate the Merger Agreement unless (1) Superior’s board of directors provided prior written notice to Nabors that Superior’s board of directors intends to take such action and containing a description of the events, facts and circumstances giving rise to such action and (2) Nabors does not make, within three business days of receipt of such notice, a proposal that would, in the good faith determination of Superior’s board of directors, cause such events, facts and circumstances to no longer form the basis of Superior’s board of directors to propose to withdraw, modify, amend or qualify the Board Recommendation to stockholders, or, in the case of a Superior Proposal, be at least as favorable to Superior stockholders as such Superior Proposal. Superior agrees that during such three business day period, Superior and its representatives shall negotiate in good faith with Nabors and its representatives any revisions to the Merger Agreement proposed by Nabors. Superior will keep Nabors reasonably informed on a prompt basis (and in any event within 48 hours) of any material developments, discussions or negotiations regarding any Takeover Proposal.

The term “Takeover Proposal” means any third party proposal or offer for a direct or indirect (a) merger, tender offer, exchange offer, binding share exchange, recapitalization, reorganization, liquidation, dissolution, business combination or consolidation, or any similar transaction involving Superior or one or more of its subsidiaries, (b) sale, lease exchange, mortgage, pledge, transfer or other acquisition or assumption of twenty percent (20%) or more of the fair value of the assets of Superior and its subsidiaries, taken as a whole, in one or a series of related transactions, or (c) purchase, tender offer, exchange offer or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership of Superior’s securities representing twenty percent (20%) or more of the voting power of Superior’s securities; provided, however, that the term “Takeover Proposal” shall not include the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

The term “Superior Proposal” means any bona fide, written, unsolicited Takeover Proposal regarding Superior made by any person (other than Nabors or Offeror) that, if consummated, would result in such person acquiring, directly or indirectly, more than fifty percent (50%) of the voting power of Superior’s securities or more than fifty percent (50%) of the assets of Superior and its subsidiaries, and that Superior’s board of directors determines in good faith (after consultation with outside counsel and its financial advisor) is reasonably expected to be consummated and is more favorable to its stockholders than the Offer, the Merger and the other transactions contemplated by the Merger Agreement from a financial point of view, taking into account (i) financing, (ii) regulatory, (iii) legal, and (iv) other aspects of such proposal (including the expected timing of such proposal as compared to the Offer and Merger).

Access to Information.  The Merger Agreement provides that, upon reasonable notice, Superior will, and will cause each of its subsidiaries to, afford to the officers, directors, employees, accountants, counsel, financial advisors, consultants, and other advisors or representatives of Nabors reasonable access during normal business hours to Superior’s and its subsidiaries’ properties, books, records, contracts, commitments and personnel, but only to the extent that such access does not unreasonably interfere with the business or operations of Superior and its subsidiaries, and Superior will furnish, and will cause each of its subsidiaries to, furnish as promptly as practicable to Nabors (i) a copy of each material report, schedule and other document filed, furnished, published, announced or received by it during such period pursuant to the requirements of federal or state securities laws or a Governmental Entity, and (ii) all other information with respect to Superior as Nabors may reasonably request; provided, however, that Superior may withhold any document or information (i) to the extent that such document or information is subject to the terms of a confidentiality agreement with a third party (provided that Superior shall use its reasonable best efforts to obtain waivers under such agreements or implement requisite procedures to enable reasonable access without violating such agreements), (ii) to the extent that the disclosure thereof would, in Superior’s good faith opinion after consultation with legal counsel, result in the loss of attorney-client privilege with respect to such document or information (provided that Superior shall use its reasonable best efforts to put in place an arrangement to permit such disclosure without loss of attorney-client privilege), (iii) to the extent required by applicable law (provided that Superior shall use its reasonable best efforts to enable the provision of reasonable access without violating such law), or (iv) to the extent that the disclosure thereof would, in Superior’s reasonable discretion, result in significant antitrust risk.

Conditions to Consummation of the Merger.  Pursuant to the Merger Agreement, the respective obligations of Nabors, Offeror and Superior to consummate the Merger are subject to the satisfaction of each of the following conditions:

•	to the extent required by applicable law, Superior will have obtained approval of the Merger from the Superior stockholders;

•	no Laws will have been adopted or promulgated, and no temporary, preliminary or permanent order will have been issued and remain in effect by a governmental entity of competent jurisdiction having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger or the transactions contemplated by the Merger Agreement; and

•	Offeror will have accepted for payment all Shares validly tendered (and not withdrawn) pursuant to the Offer.

Termination.  The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of any approval of the Merger Agreement by the Superior stockholders, to the extent required by applicable law:

•	by mutual written consent of Nabors and Superior;

•	by either Nabors or Superior:

•	if the Merger has not been consummated on or before October 20, 2010, provided, that this right shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement is the primary cause of the failure of the Offer to be consummated by such date;

•	if any law or temporary, preliminary or permanent order shall have been issued and remain in effect by a governmental entity of competent jurisdiction having the effect of making the Merger illegal, or otherwise prohibiting consummation of the Merger or the transactions contemplated by the Merger Agreement, shall be in effect and shall have become final and non-appealable; or

•	if the Offer shall have expired or been terminated without any Shares being purchased as a result of the failure to satisfy the Minimum Condition; provided, that any Party whose failure to perform any of its obligations under this Agreement is the primary cause of the failure of the Offer to be consummated;

•	by Nabors, prior to the Acceptance Time:

•	if Superior shall have breached or failed to perform any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (A) is incapable of being cured by Superior prior to October 20, 2010 or is not cured by the earlier of (x) thirty (30) days following written notice to Superior by Nabors of such breach or (y) October 20, 2010 and (B) would result in any of the events relating to a breach of representation, warranties and covenants that would permit Nabors and Offeror not to close the Offer (as described in Section 14 — “Conditions to the Offer”);

•	if Superior’s board of directors or any committee thereof shall (A) fail to make the Superior Recommendation or include the Superior Recommendation in the Schedule 14D-9, (B) fail to publicly reaffirm the Superior Recommendation within three (3) days of receipt of a written request by Nabors to provide such reaffirmation (provided Nabors exercises such termination right within three (3) days of such failure) or (C) withdraw, modify, amend or qualify the Superior Recommendation in a manner adverse to Nabors or Offeror; or

•	if Superior or any its subsidiaries or its or their respective representatives, directly or indirectly, shall have materially breached any of their non-solicitation obligations (as described in “— No Solicitation”).

•	by Superior, prior to the Acceptance Time:

•	if Nabors or Offeror breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by Nabors or Offeror prior to October 20, 2010 or is not cured by the earlier of (x) thirty (30) days following written notice to Nabors by Superior of such breach or (y) October 20, 2010 and (B) would result in (i) the representations and warranties of Nabors and Offeror relating to authorization to consummate the Offer to not be true and correct in all material respects as of the date of the Merger Agreement or as of immediately prior to the Acceptance Time as though made immediately prior to the Acceptance Time; (ii) all other representations and warranties of Nabors and Offeror set forth in the Merger Agreement (in each case, made as if none of such representations and warranties contained any qualifications or limitations as to “materiality” or Material Adverse Effect) to not be true and correct, in each case, as of the date of this Agreement or as of immediately prior to the Acceptance Time as though made immediately prior to the Acceptance Time (other than representations and warranties that by their terms speak as of another date, which shall not be true and correct as of such date), except where the failure of such representations and warranties to be true and correct as so made, individually or in the aggregate, does not have and is not reasonably expected to result in a Material Adverse Effect on Nabors; or (iii) each of Nabors and Offeror to not have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Acceptance Time; or

•	in accordance with the terms and subject to the conditions of Superior’s right to terminate the Merger Agreement to accept a Superior Proposal (as described in “— No Solicitation”).

Effect of Termination.  In the event of the termination of the Merger Agreement by either Superior or Nabors in accordance with its terms, the Merger Agreement will become void and have no effect, without any liability or obligation on the part of any party to the Merger Agreement, except with respect to certain specified provisions, which provisions will survive any such termination, including provisions relating to the payment of termination fees and expenses in the circumstances described below. However, no party would be relieved from any liability for fraud or any willful and material breach in connection with the Merger Agreement or the transactions contemplated by the Merger Agreement.

If:

•	the Merger Agreement is terminated (1) by Nabors for (i) the breach or failure of Superior to perform any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (A) is incapable of being cured by Superior prior to October 20, 2010 or is not cured by the earlier of (x) thirty (30) days following written notice to Superior by Nabors of such breach or (y) October 20, 2010 and (B) would result in any of the events relating to a breach of representation, warranties and covenants that would permit

Nabors and Offeror not to close the Offer (as described in Section 14 — “Conditions to the Offer”), (ii) failure of Superior’s board of directors to make the Superior Recommendation or include the Superior Recommendation in the Schedule 14D-9, (iii) failure of Superior’s board of directors to publicly reaffirm the Superior Recommendation within five (5) days of receipt of a written request by Nabors, (iv) withdrawal, modification, amendment or qualification of the Superior Recommendation in a manner adverse to Nabors or Offeror, or (v) material breach by Superior or any Superior subsidiary or its or their respective representatives of any of the terms or conditions of the “No Solicitation” covenant (as described above) or (2) by Superior in accordance with the terms and subject to the conditions of Superior’s right to terminate the Merger Agreement to accept a Superior Proposal (as described in “— No Solicitation”); or

•	the Merger Agreement is terminated (A) by either Nabors or Superior for the (i) failure of the Offer to have been consummated by October 20, 2010 or (ii) expiration or termination of the Offer without any Shares being purchased as a result of the failure to satisfy the Minimum Condition and (B) a Takeover Proposal shall have been publicly announced or communicated to Superior Board of Directors and not subsequently withdrawn and (C) within twelve (12) months after the date of such termination, Superior enters into a definitive agreement to consummate or consummates a Takeover Proposal (provided for purposes of this paragraph, all references to “20%” in the definition of Takeover Proposal are deemed to refer to “50%”);

then Superior will pay Nabors a termination fee equal to $22,500,000, plus the amount necessary to fully reimburse it, its subsidiaries and affiliates for all out-of-pocket fees and expenses not to exceed $5,000,000 for fees and expenses incurred prior to the termination of the Merger Agreement in connection with the Offer and the Merger, the preparation of the Merger Agreement and the due diligence investigation in connection with the transaction contemplated by the Merger Agreement.

If the Merger Agreement is terminated by Superior for Nabors’ or Offeror’s breach or failure to perform any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (A) is incapable of being cured prior to October 20, 2010 or is not cured by the earlier of (x) thirty (30) days following written notice of such breach or (y) October 20, 2010 and (B) would result in the existence of any of the events or conditions set forth in the Merger Agreement (which includes, among other things, breach of representations and warranties), then Nabors will pay Superior the amount necessary to fully reimburse Superior, its subsidiaries and affiliates for all out-of-pocket fees and expenses not to exceed $5,000,000 for fees and expenses incurred prior to the termination of the Merger Agreement in connection with the Offer and the Merger, the preparation of the Merger Agreement and the due diligence investigation in connection with the transaction contemplated by the Merger Agreement.

Amendment.  The Merger Agreement may be amended by the parties to the Merger Agreement at any time before or after approval of the matters presented in connection with the Merger by Superior stockholders, to the extent such approval is required by applicable law, but, after such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Extension of Time; Waiver.  At any time prior to the Effective Time, the parties to the Merger Agreement may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, and (c) waive compliance with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise shall not constitute a waiver of those rights.

Expenses.  Except as noted above under “— Effect of Termination”, whether or not the Offer or the Merger is consummated, all expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses.

(c) Appraisal Rights.  No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, the Superior stockholders that have not tendered their Shares will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Superior stockholders that perfect these rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price. If any Superior stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement or, in the case of Superior Series A Preferred Stock, automatically resume the status of an outstanding share of Superior Series A Preferred Stock. A Superior stockholder may withdraw his or her demand for appraisal by delivery to Offeror of a written withdrawal of his or her demand for appraisal prior to the Merger. For the avoidance of doubt, it is acknowledged and agreed that, in any appraisal proceeding with respect to dissenting shares of Company Common Stock or Company Series A Preferred Stock and to the fullest extent permitted by applicable Law, the fair value of the dissenting shares shall be determined in accordance with Section 262(h) of the DGCL without regard to the Top-Up Option, the shares of Company Common Stock issued pursuant to the Top-Up Option or any promissory note delivered by Parent or Merger Sub to the Company in payment for the shares of Company Common Stock issued pursuant to the Top-Up Option.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by Superior stockholders desiring to exercise any available appraisal rights.

The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Failure to follow the steps required by the DGCL for perfecting appraisal rights may result in the loss of such rights. Superior stockholders who tender shares in the Offer will not have appraisal rights.

(d) “Going Private” Transactions.  The SEC has adopted Rule 13e-3 promulgated under the Exchange Act, which is applicable to certain “going private” transactions and which may, under certain circumstances, be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (1) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination, or (2) the Merger or other business combination is consummated within one (1) year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Nabors and Offeror believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, the Superior stockholders will receive the same price per Share as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in the transaction be filed with the SEC and disclosed to stockholders prior to the consummation of the transaction.

(e) Tender Agreement.  Concurrently with the execution of the Merger Agreement, solely in their capacity as Superior stockholders, certain stockholders of Superior, including David E. Wallace, Jacob B. Linaberger, Rhys R. Reese, David E. Snyder, Mark A. Snyder and certain other members of the Snyder family and related parties (the “Stockholders”), entered into a Tender and Voting Agreement with Nabors and the Offeror (the “Tender Agreement”). Pursuant to the Tender Agreement, the Stockholders have agreed:

•	to tender in the Offer, no later than 10 business days after commencement of the Offer, all Shares owned by them. The aggregate number of Shares subject to the Tender Agreement represents, in the aggregate, approximately 34% of the currently outstanding Shares;

•	to vote any Shares owned by the Stockholders in favor of the adoption of the Merger Agreement and against any Takeover Proposal (as defined in the Merger Agreement) or other action or agreement that would impair the ability of Nabors and Offeror to complete the Offer and the Merger; and

•	not to solicit, initiate or encourage any Takeover Proposal.

Pursuant to the Tender Agreement, the stockholders have also granted Nabors an irrevocable proxy to vote the Shares on the foregoing matters, and such proxy will terminate upon the termination of the Tender Agreement. The Tender Agreement will automatically terminate upon the termination of the Merger Agreement in accordance with its terms.

The Tender Agreement and all obligations thereunder terminate upon the earlier of (a) the Effective Time, (b) the Walk-Away Date (as defined in the Merger Agreement), (c) the date of any modification, waiver or amendment to the Merger Agreement in a manner that reduces the Offer Price and (d) the termination of the Merger Agreement pursuant to the termination provisions of the Merger Agreement.

The foregoing summary of the Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender Agreement, which is filed as Exhibit (d)(2) to the Tender Offer Statement on Schedule TO that Nabors and Offeror have filed with the SEC, which you may examine and copy as set forth in Section 9 — “Information Concerning Nabors and Offeror”.

12.	SOURCE AND AMOUNT OF FUNDS

Offeror estimates that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and to complete the Merger and to pay related fees and expenses will be approximately $681.5 million, excluding Superior’s fees and expenses. Prior to the Expiration Time, Nabors will have sufficient cash and/or available credit facilities to acquire all of the outstanding Shares pursuant to the Offer and the Merger.

13.	DIVIDENDS AND DISTRIBUTIONS

The Merger Agreement provides that, without the prior written consent of Nabors, Superior will not, and will not permit any of its subsidiaries to, prior to the Effective Time:

•	declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its Securities, other than (A) dividends or distributions by wholly owned Company Subsidiaries to Superior, and (B) the payment by Superior of the regular quarterly dividends to holders of Superior Series A Preferred Stock;

•	split, combine or reclassify any shares of its capital stock;

•	issue, deliver, sell, grant, dispose of or subject to any lien, any shares of its capital stock, any other voting securities, or any other security or obligation convertible into or exercisable or exchangeable for, or giving any person any right to subscribe for or acquire, or any options, calls, restricted stock, deferred stock awards, performance shares, stock units, phantom awards, dividend equivalents, or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock or earnings of such person (except in accordance with the terms of the Merger Agreement);

•	repurchase, redeem or otherwise acquire any of its outstanding shares of capital stock, or any other securities thereof or any rights, warrants or options to acquire any such shares or securities (except in accordance with the terms of the Merger Agreement);

•	authorize, resolve, agree or commit to the sale, voting, registration or repurchase of Superior common stock or the capital stock of any of its subsidiaries.

14.	CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Offeror’s rights and obligations to extend and amend the Offer pursuant to the provisions of this Agreement, Offeror shall not be required to (and Nabors shall not be required to cause Offeror to) accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Offeror’s obligation to pay for or return tendered Shares after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any validly tendered Shares if (i) the Minimum Condition shall not have been satisfied, (ii) any waiting period (including any extensions thereof) applicable to the Offer and the Merger under the HSR Act shall not have expired or been terminated, or (iii) at any time after the date of this Agreement and before the Acceptance Time, any of the following events occur and continue:

•	any law will have been adopted or promulgated, or any temporary, preliminary or permanent order will have been issued and remain in effect by a governmental entity of competent jurisdiction having the effect of making the

Offer or the Merger illegal or otherwise prohibiting consummation of the Offer, the Merger or the transactions contemplated by the Merger Agreement;

•	(1) the representations and warranties contained in Section 3.3 generally regarding capitalization (other than the last sentence of Section 3.3(c)), Section 3.4 generally regarding authorization of the transactions contemplated by the Merger Agreement and Section 3.5 generally regarding anti-takeover laws, will not be true and correct in all material respects as of the date of the Merger Agreement or as of the Acceptance Time as though made at the Acceptance Time (other than representations and warranties that by their terms speak as of another date, which will not be true and correct as of such date), or (2) all other representations and warranties of Superior set forth in Article III of the Merger Agreement, in each case, made as if none of such representations and warranties contained any qualifications or limitations as to “materiality” or Material Adverse Effect, will not be true and correct, in each case, as of the date of the Merger Agreement or as of the Acceptance Time as though made on and as of the Acceptance Time (other than representations and warranties that by their terms speak as of another date, which will not be true and correct as of such date), except where, in the case of (2), the failure of such representations and warranties to be true and correct as so made, individually or in the aggregate, does not have or would not reasonably be expected to result in a Material Adverse Effect on Superior;

•	Superior will not have performed or complied in all material respects with all agreements and covenants required to be performed by it under Merger Agreement at or prior to the Acceptance Time;

•	there has been any change, development, event, occurrence or effect that has resulted in or would reasonably be expected to result in a Material Adverse Effect on Superior; or

•	the Merger Agreement will have been terminated in accordance with its terms.

Subject to the terms of the Merger Agreement, the foregoing conditions are for the sole benefit of Offeror and may be asserted by Offeror regardless of the circumstances giving rise to any such conditions and may be waived by Offeror in whole or in part at any time and from time to time. The failure by Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

The Merger Agreement defines a “Material Adverse Effect” as, (x) when used in connection with Nabors or Superior, any change, development, event, occurrence, effect or state of facts that, individually or in the aggregate with all such other changes, developments, events, occurrences, effects or states of facts is, or is reasonably expected to be, materially adverse to the business, financial condition or results of operations of such party and its subsidiaries, taken as a whole or (y) when used in connection with Superior, as of any date of determination, a disruption of, or adverse change in, the financial, banking or capital markets that is not in effect of the date of the Merger Agreement but occurred after the date of the Merger Agreement and is continuing as of such date of determination, which disruption or adverse change is catastrophic and material in nature. However, none of the following shall be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been a Material Adverse Effect: any change, development, event, occurrence, effect or state of facts arising out of or resulting from:

(i) general economic or financial market conditions (other than those specified above in (y) with respect to Superior alone), including with respect to interest rates or currency exchange rates;

(ii) geopolitical conditions or any outbreak or escalation of hostilities, acts of war or terrorism occurring after the date of Merger Agreement;

(iii) any hurricane, tornado, flood, earthquake or other natural or man-made disaster occurring after the date of the Merger Agreement;

(iv) any change in applicable law or GAAP (or authoritative interpretation thereof) which is proposed, approved or enacted on or after the date of the Merger Agreement;

(v) general conditions in the industries in which such party and its subsidiaries operate;

(vi) the failure, in and of itself, of such party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of the Merger Agreement, or changes in the market price, credit rating or trading volume of such party’s securities after the date of the Merger Agreement (it being understood that the underlying facts giving rise or contributing to such failure or change may be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been a Material Adverse Effect);

(vii) changes in the price of oil or natural gas, or any other product used or sold by such party or its subsidiaries;

(viii) the announcement and pendency of the Merger Agreement and the transactions contemplated thereby, including any lawsuit in respect of the Merger Agreement or the transactions contemplated thereby, compliance with the covenants and other agreements contained therein or any other agreement to be executed and delivered in connection therewith, and any loss of or change in relationship with any customer, supplier, distributor, or other business partner, or departure of any employee or officer, of such party or any of its subsidiaries;

except, in the case of any of (i), (ii), (iii), (iv), (v) and (vii), to the extent that such party and its subsidiaries, taken as a whole, are materially disproportionately affected adversely thereby as compared with other participants in the industries in which such party and its subsidiaries operate (in which case the incremental disproportionate adverse impact or impacts may be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect).

15.	LEGAL MATTERS; REQUIRED REGULATORY APPROVALS

Except as set forth in this Offer to Purchase, neither Nabors nor Offeror is aware of any licenses or regulatory permits that appear to be material to the business of Superior and its subsidiaries, taken as a whole, that might be adversely affected by Offeror’s acquisition of Shares in the Offer. In addition, neither Nabors nor Offeror is aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency under laws regulating competition other than the filings under the HSR Act applicable to the Offer or the Merger that would be required for Offeror’s acquisition or ownership of the Shares. Should any such approval or other action be required, Nabors and Offeror expect to seek such approval or action, except as described under “— State Takeover Laws”. Should any such approval or other action be required, Nabors and Offeror cannot be certain that Nabors and Offeror would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to Superior’s or its subsidiaries’ businesses, or that certain parts of Superior’s, Nabors’, Offeror’s or any of their respective subsidiaries’ businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, Offeror may not be required to purchase any Shares in the Offer. See the “Introduction” to this Offer to Purchase and Section 14 — “Conditions of the Offer” for a description of the conditions to the Offer.

State Takeover Laws.  Superior is incorporated in Delaware and is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person that has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. Superior’s board of directors approved for purposes of Section 203 of the DGCL the entering into by Offeror, Nabors and Superior of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Tender Agreement, and has taken all appropriate action so that Section 203 of the DGCL, with respect to Superior, will not be applicable to Nabors and Offeror by virtue of such actions.

A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, stockholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes (other than Section 203 of the DGCL) purport to apply to the Offer or the Merger, Nabors and Offeror believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the U.S. Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Except as set forth in this Offer to Purchase, Nabors and Offeror have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. Nabors and Offeror reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that Nabors and Offeror take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, Nabors and Offeror may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Nabors and Offeror might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, Offeror may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14 — “Conditions of the Offer”.

Antitrust.  Under the HSR Act, and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Nabors by virtue of Offeror’s acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Nabors will file as promptly as practicable a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. The required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the 15th calendar day after such filing, unless Nabors receives a request for additional information or documentary material or the FTC and the Antitrust Division grant early termination prior to that time. If, within the 15-calendar-day waiting period, either the FTC or the Antitrust Division requests additional information or documentary material from Nabors, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of Nabors’ substantial compliance with that request. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or legal holiday, then the period is extended until the end of the next day that is not a Saturday, Sunday or legal public holiday. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Nabors’ consent. The FTC or the Antitrust Division may terminate the additional 10-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. Although Superior is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Superior’s failure to make those filings nor a request made to Superior from the FTC or the Antitrust Division for additional information or documentary material will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions, such as Nabors’ acquisition of Shares in the Offer and the Merger. At any time before or after Offeror’s purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Nabors, Offeror, Superior or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances. See Section 14 — “Conditions of the Offer”.

Based upon an examination of publicly available information relating to the businesses in which Superior is engaged, however, Nabors and Offeror believe that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, Nabors and Offeror cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 14 — “Conditions of the Offer”.

16.	FEES AND EXPENSES

Nabors has retained Georgeson Inc. as Information Agent in connection with the Offer. The Information Agent may contact the Superior stockholders by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares. Nabors will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. Nabors has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the U.S. federal securities laws. In addition, Nabors has retained Computershare Trust Company, N.A. as the Depositary. Nabors will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, Nabors will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Nabors will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

17.	MISCELLANEOUS

Nabors and Offeror are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Nabors and Offeror become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Nabors and Offeror will make a good faith effort to comply with that state statute. If, after a good faith effort, Nabors and Offeror cannot comply with the state statute, Offeror will not make the Offer to, nor will Offeror accept tenders from or on behalf of, the Superior stockholders in that state. Nabors and Offeror have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 promulgated under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Superior has filed with the SEC the Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 promulgated under the Exchange Act, setting forth the recommendation of Superior’s board of directors with respect to the Offer and the reasons for the recommendation of Superior’s board of directors and furnishing certain additional related information. A copy of these documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8 — “Information Concerning Superior” and Section 9 — “Information Concerning Nabors and Offeror”.

Neither Nabors nor Offeror has authorized any person to give any information or to make any representation on behalf of either Nabors or Offeror not contained in this Offer to Purchase or in the related Letter of Transmittal, and, if given or made, you should not rely on any such information or representation as having been authorized.

Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Nabors, Offeror, Superior or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Diamond Acquisition Corp.

August 11, 2010

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF NABORS AND OFFEROR

1.	NABORS

The following tables set forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Nabors. The business address for each such person is c/o Nabors c/o Mintflower Place, 8 Par-La-Ville Road, Ground Floor, Hamilton, HM 08 Bermuda. Each such person is a U.S. citizen.

Directors

Name	Principal Occupation, Employment History and Address

William T. Comfort	William T. Comfort was elected to the Nabors Board of Directors in 2008. He currently chairs the Technical & Safety Committee and serves as a member of the Risk Oversight, Compensation and Governance & Nominating Committees. He is Chairman of Citigroup Venture Capital and has been with Citigroup Venture Capital since 1979. Mr. Comfort is also Managing Partner & Chairman of the Investment Committee of Court Square Capital Partners, Chairman of Oracle Financial Services Software (OFSS-India) and a Director of Deutsche Annington (DAIG-Germany). He also serves on the boards of The John A. Hartford Foundation and NYU Law School Foundation.

Eugene M. Isenberg	Eugene M. Isenberg has served as the Chairman of the Board, Chairman of the Executive Committee of the Board, and Chief Executive Officer of Nabors since 1987. He served as a Director of Danielson Holding Company (a financial services holding company) until October 2004. He served as a Governor of the National Association of Securities Dealers (NASD) from 1998 to 2006 and the American Stock Exchange (AMEX) until 2005. He has served as a member of the National Petroleum Council since 2000. From 1969 to 1982, Mr. Isenberg was Chairman of the Board and principal shareholder of Genimar, Inc. (a steel trading and building products manufacturing company). From 1955 to 1968, Mr. Isenberg was employed in various management capacities with Exxon Corporation. Mr. Isenberg also serves as President of the University of Massachusetts Amherst Foundation.

John V. Lombardi	John V. Lombardi was elected to the Nabors Board of Directors in 2009. He currently chairs the Compensation Committee and serves as a member of the Audit, Technical & Safety, Risk Oversight and Governance & Nominating Committees. Dr. Lombardi has been President of the Louisiana State University System, where he also serves as a Professor of History, since 2007. Prior to joining LSU, Dr. Lombardi served as Chancellor and Professor of History of the University of Massachusetts Amherst from 2002 until 2007. He had previously served in various capacities, including President, Director of The Center for Measuring University Performance, and Professor of History, at the University of Florida from 1990 to 2002; as Provost, Vice President for Academic Affairs, and Professor of History at The Johns Hopkins University from 1987 to 1990; and in various capacities, including Dean of the College of Arts and Sciences, Dean of International Programs, Director of the Latin American Studies Program, and Professor of History, at Indiana University from 1967 to 1987, where in addition he taught a course on international business. Dr. Lombardi serves on the Advisory Board of the Jay I. Kislak Foundation, Inc.; and previously served on the Board of Directors of the Economic Development Council of Western Massachusetts, where he also served on the Executive Committee; and on the Executive Strategic Council of IMS Global Learning Consortium.

Name	Principal Occupation, Employment History and Address

James L. Payne	James L. Payne was elected to the Nabors Board of Directors in 1999 and currently serves as Chairman of the Governance & Nominating Committee (since 2002) and member of the Risk Oversight, Compensation and Technical & Safety Committees. He previously served in various capacities at several public companies. He was Chairman, Chief Executive Officer and President of Nuevo Energy Company from October 2001 until its merger with Plains Exploration and Production Company in 2004. He retired as Vice Chairman of Devon Corp. in February 2001. Prior to the merger between Devon Corp. and Santa Fe Snyder Company in 2000, he had served as Chairman and Chief Executive Officer of Santa Fe Snyder Company. He was Chairman and Chief Executive Officer of Santa Fe Energy Company from 1990 to 1999 when it merged with Snyder Oil Company. Mr. Payne also serves as a Director of Baker Hughes Incorporated and Global Industries, Ltd. He was a Director of Pool Energy Services Co. from 1993 until its acquisition by Nabors in November 1999. Mr. Payne is a graduate of the Colorado School of Mines where he was named a Distinguished Achievement Medalist in 1993. He holds an MBA degree from Golden Gate University and has completed the Stanford Executive Program.

Anthony G. Petrello	Anthony G. Petrello was elected to the Nabors Board of Directors and the Executive Committee of the Board in 1991. He has served as its President and Chief Operating Officer since 1992 and Deputy Chairman since 2003. From 1979 to 1991, he was with the law firm Baker & McKenzie, where he had been Managing Partner of its New York office from 1986 until his resignation in 1991. He holds a J.D. degree from Harvard Law School and B.S. and M.S. degrees in Mathematics from Yale University.

Myron M. Sheinfeld	Myron M. Sheinfeld was elected to the Nabors Board of Directors in 1988. He serves as the Chairman of the Audit Committee (since 1988) and as a member of the Risk Oversight, Compensation and Governance & Nominating Committees. He is currently Senior Counsel with the law firm of King & Spalding LLP. From 2001 until 2007 he was Senior Counsel to the law firm Akin, Gump, Strauss, Hauer & Feld, L.L.P. From 1970 until 2001 he held various positions in the law firm Sheinfeld, Maley & Kay P.C. Mr. Sheinfeld has concentrated in bankruptcy law and has been lead counsel in many high profile cases involving extensive forensic accounting and complex financing structures. He was an adjunct professor of law at the University of Texas School of Law from 1975 to 1991 and is a contributing author to numerous legal and business publications, and a contributor, member of the Board of Editors, co-editor and co-author of Collier On Bankruptcy, and a co-author of Collier On Bankruptcy Tax for Lexis-Nexis and Matthew Bender & Co., Inc. He is former President, a present Director and a member of The Tri Cities Chapter of the National Association of Corporate Directors. He is a member of the National Bankruptcy Conference; former Chair of the ABA Standing Committee on Specialization; and former Chair of the Texas Board of Legal Specialization.

Name	Principal Occupation, Employment History and Address

Martin J. Whitman	Martin J. Whitman was elected to the Nabors Board of Directors in 1991. He currently serves as Lead Director, Chairman of the Risk Oversight Committee, and member of the Audit, Compensation and Governance & Nominating Committees. He was Chief Executive Officer until June 2002 and a Director of Danielson Holding Company until October 2004 (Chairman of the Board until July 1999); Chairman and Trustee of Third Avenue Trust since 1990 and Chief Executive Officer of Third Avenue Trust from 1990 to 2003; Co-Chief Investment Officer of Third Avenue Management LLC and its predecessor (the adviser to Third Avenue Trust) since 2003 and Chief Investment Officer of Third Avenue Management LLC and its predecessor from 1991 to 2003; Director of Tejon Ranch Co. (an agricultural and land management company) from 1997 to 2001; and Director of Stewart Information Services Corp. (a title insurance and real estate company) from 2000 until 2001. He was an Adjunct Lecturer, Adjunct Professor and Distinguished Fellow in Finance, Yale University School of Management from 1972 to 1984 and 1992 to 2008 and is currently an Adjunct Professor in Finance at Syracuse University. Mr. Whitman is co-author of The Aggressive Conservative Investor; of Distress Investing: Principles and Technique; and author of Value Investing: A Balanced Approach.

Executive Officers

Name	Principal Occupation and Employment History

Eugene M. Isenberg	See Item 1 above.

Anthony G. Petrello	See Item 1 above.

Mark D. Andrews	Corporate Secretary of Nabors since 2007. Prior to joining Nabors, Mr. Andrews served in various treasury and financial management positions with General Electric Company beginning in 2000. Mr. Andrews was employed by Pricewaterhouse Coopers LLP from 1996 to 2000 in a number of capacities, including Tax Manager, within the firm’s Mining and Resource Practice. Mr. Andrews holds a Bachelor of Business Administration degree from Wilfrid Laurier University and is also a Chartered Accountant and a CFA charterholder.

R. Clark Wood	Principal Accounting Officer and Principal Financial Officer of Nabors since March 2009; Controller of Nabors Corporate Services, Inc. since 2007; Assistant Controller of Nabors Corporate Services, Inc. from 2003 through 2007. Prior to joining Nabors, Mr. Wood worked for seven years at Arthur Andersen LLP and KPMG LLP and rose to the rank of Senior Audit Manager. Mr. Wood obtained a Masters in Professional Accounting from the University of Texas at Austin.

2.	OFFEROR

The following tables set forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Offeror. The business address for each such person is c/o Nabors Corporate Services, Inc., 515 W. Greens Road, Suite 1200, Houston, Texas 77067. Each such person is a U.S. citizen.

Directors

Name	Principal Occupation, Employment History

Dennis A. Smith	Dennis A. Smith was elected to the Board of Directors of Offeror on July 29, 2010. He currently serves as President of Offeror. He also has served as President of Nabors Alaska Drilling, Inc. since June 2008 and as Director of Corporate Development of Nabors Corporate Services, Inc. since October 1994.

Name	Principal Occupation, Employment History

Scott R. Peterson	Scott R. Peterson was elected to the Board of Directors of Offeror on July 29, 2010. He currently serves as Assistant Secretary of Offeror. He also has served as Assistant General Counsel of Nabors Corporate Services, Inc. since November 2009. He was in private legal practice from August 2008 to November 2009. He served as Vice President & General Counsel to ExpressJet Holdings, Inc. from October 2003 to August 2008.

Executive Officers

Name	Principal Occupation and Employment History

Dennis A. Smith	See above.
Jose S. Cadena	Jose S. Cadena currently serves as Vice President of Offeror. He also has served as Vice President of Tax of Nabors Corporate Services, Inc. since 2005. He served as Vice President of Tax for CEMEX from 2000 to 2005.
Laura W. Doerre	Laura W. Doerre currently serves as Secretary of Offeror. She also has served as Vice President and General Counsel to Nabors since 2008. She served as Assistant General Counsel to Nabors from 2002 to 2008.
Scott R. Peterson	See above.

Facsimile copies of Letters of Transmittal, properly completed and duly executed, will be accepted. The appropriate Letter of Transmittal, the Share Certificates and any other required documents should be sent or delivered by each Superior stockholder or the Superior stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail: Computershare Trust Company, N.A. Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	By Facsimile Transmission: For Eligible Institutions Only: (617) 360-6810 For Confirmation Only: (781) 575-2332	By Overnight Courier: Computershare Trust Company, N.A. Corporate Actions Voluntary Offer 250 Royall Street, Suite V Canton, MA 02021

You may direct questions and requests for assistance to the Information Agent at its address and telephone number set forth below. You may obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and other tender offer materials from the Information Agent as set forth below, and they will be furnished promptly at Nabors’ expense. You also may contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, New York 10038
Banks and Brokers Call: (212) 440-9800
All Other Toll Free: (866) 647-8869
Email: nabors@georgeson.com